brf
Sadia
Future Factory in Jeddah (Saudi Arabia)

Interim Financial Information Individual and Consolidated

(A free translation of the original in Portuguese)

March 31, 2025

Interim Financial Information, Individual and Consolidated | March 31, 2025

2

Interim Financial Information, Individual and Consolidated | March 31, 2025

3

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.25	12.31.24	03.31.25	12.31.24	LIABILITIES	Note	03.31.25	12.31.24	03.31.25	12.31.24
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	6,041,658	3,989,024	12,051,967	11,165,364	Loans and borrowings	15	815,654	952,565	1,919,705	1,230,273
Marketable securities	5	929,528	894,060	929,548	894,080	Trade accounts payable	16	12,585,579	12,227,480	14,054,892	13,558,284
Trade receivables	6	5,462,354	7,834,133	5,027,869	6,075,013	Lease	17.2	838,673	847,407	977,024	1,014,813
Notes receivable	6	30,355	32,302	30,355	32,302	Payroll, related charges and employee profit sharing		1,478,610	1,348,225	1,706,811	1,557,051
Inventories	7	4,398,573	4,289,502	6,516,361	6,728,002	Taxes payable		233,232	292,069	1,070,657	1,141,951
Biological assets	8	2,783,891	2,659,317	2,965,694	2,844,633	Derivative financial instruments	23	40,594	382,976	40,594	382,976
Recoverable taxes	9	1,802,282	1,393,036	2,558,318	2,214,186	Provision for tax, civil and labor risks	20	716,172	687,712	721,318	692,650
Derivative financial instruments	23	216,542	63,033	216,542	63,033	Employee benefits	19.2	63,959	63,959	92,182	95,276
Prepaid expenses		387,576	126,189	428,212	176,290	Customer advances		201,851	222,055	430,185	475,650
Advances		61,823	57,397	210,245	114,469	Advances from related parties	28	5,854,046	6,859,502	-	-
Restricted cash		-	1,674	262,686	276,025	Other current liabilities		174,180	229,723	557,823	671,653
Assets held for sale		1,584	3,445	1,584	3,445	Total do passivo circulante		23,002,550	24,113,673	21,571,191	20,820,577
Other current assets		283,363	264,907	259,125	243,643
Total current assets		22,399,529	21,608,019	31,458,506	30,830,485

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	16,418,292	16,827,677	18,026,875	19,510,275
Marketable securities	5	18,664	18,450	291,374	323,811	Trade accounts payable	16	5,676	11,766	6,108	11,766
Trade receivables	6	22,613	21,726	22,921	22,620	Lease	17.2	2,910,393	2,746,294	3,130,902	2,978,116
Notes receivable	6	8,243	8,035	8,243	8,035	Taxes payable		80,121	76,121	81,824	77,854
Recoverable taxes	9	4,095,153	4,529,397	4,111,984	4,545,446	Provision for tax, civil and labor risks	20	1,489,028	1,493,517	1,544,307	1,539,464
Deferred income taxes	10	1,788,091	2,238,313	1,902,404	2,331,012	Deferred income taxes	10	-	-	16,073	1,933
Judicial deposits	11	395,504	408,039	404,469	422,333	Liabilities with related parties	28	2,582	2,535	-	-
Biological assets	8	1,726,228	1,685,731	1,819,878	1,787,237	Employee benefits	19.2	255,615	248,200	457,797	467,127
Derivative financial instruments	23	398,104	251,570	398,104	251,570	Derivative financial instruments	23	209,232	236,206	209,234	236,206
Restricted cash		35,154	32,501	64,287	60,790	Other non-current liabilities		333,352	354,469	469,078	532,554
Other non-current assets		162,904	213,717	168,393	221,014	Total do passivo não circulante		21,704,291	21,996,785	23,942,198	25,355,295
Total long-term receivables		8,650,658	9,407,479	9,192,057	9,973,868

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Profit reserves		2,079,253	2,079,253	2,079,253	2,079,253
Investments	12	13,214,701	13,925,719	618,657	129,283	Other equity transactions		(141,218)	(141,608)	(141,218)	(141,608)
						Accumulated earnings		1,124,435	-	1,124,435	-
Property, plant and equipment	13	13,284,576	13,062,018	15,133,851	15,068,229	Treasury shares		(1,762,398)	(1,345,657)	(1,762,398)	(1,345,657)
Intangible assets	14	3,201,823	3,192,874	6,486,583	6,673,211	Other comprehensive loss		(1,368,146)	(1,618,857)	(1,368,146)	(1,618,857)
						Attributable to controlling shareholders		16,044,446	15,085,651	16,044,446	15,085,651
						Non-controlling interests		-	-	1,331,819	1,413,553
Total non-current assets		38,351,758	39,588,090	31,431,148	31,844,591	Total equity		16,044,446	15,085,651	17,376,265	16,499,204
TOTAL ASSETS		60,751,287	61,196,109	62,889,654	62,675,076	TOTAL LIABILITIES AND EQUITY		60,751,287	61,196,109	62,889,654	62,675,076

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

4

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Income (Loss)

		Parent company		Consolidated
		2024	2023	2024	2023
	Note	12.31.24	12.31.23	12.31.24	12.31.23
NET SALES	25	13,239,707	10,867,663	15,512,021	13,377,509
Cost of sales	26	(9,557,198)	(8,645,982)	(11,459,416)	(10,153,222)
GROSS PROFIT		3,682,509	2,221,681	4,052,605	3,224,287
OPERATING INCOME (EXPENSES)
Selling expenses	26	(1,644,804)	(1,523,767)	(1,943,971)	(1,771,818)
General and administrative expenses	26	(111,063)	(129,258)	(217,185)	(201,493)
Impairment loss on trade receivables	6; 26	(1,001)	(15,920)	(4,751)	(27,218)
Other operating income (expenses), net	26	(11,352)	30,130	(3,970)	30,944
Income from associates and joint ventures	12	(542,968)	898,641	1,804	(2,407)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,371,321	1,481,507	1,884,532	1,252,295
Financial income		183,202	196,746	365,848	274,679
Financial expenses		(926,626)	(931,482)	(921,205)	(907,113)
Foreign exchange and monetary variations		698,950	(252,604)	98,072	94,807
FINANCIAL INCOME (EXPENSES), NET	27	(44,474)	(987,340)	(457,285)	(537,627)
INCOME (LOSS) BEFORE TAXES		1,326,847	494,167	1,427,247	714,668
Income taxes	10	(202,412)	10,826	(242,177)	(120,924)
INCOME (LOSS) FOR THE YEAR		1,124,435	504,993	1,185,070	593,744

Income (Loss) Attributable to
Controlling shareholders		1,124,435	504,993	1,124,435	504,993
Non-controlling interest		-	-	60,635	88,751
		1,124,435	504,993	1,185,070	593,744

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic				1,610,923,390	1,670,951,834
Loss per share - basic	22			0.69801	0.30222
Weighted average shares outstanding - diluted				1,613,528,816	1,672,476,188
Income (Loss) per share - diluted	22			0.69688	0.30222

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

5

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Comprehensive Income (Loss)

		Parent company		Consolidated
		2025	2024	2025	2024
	Note	12.31.24	12.31.23	12.31.24	12.31.23
Income for the period		1,124,435	504,993	1,185,070	593,744
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(220,401)	67,575	(360,807)	85,156
Gain (loss) on net investment hedge (1)		103,071	(38,880)	103,071	(38,880)
Cash flow hedges – effective portion of changes in fair value (1)		329,445	(44,885)	329,445	(44,544)
Cash flow hedges – reclassified to profit or loss	23	36,702	(47,437)	36,702	(47,437)
Debt investments measured at FVTOCI (1) - changes in fair value	5	642	-	642	-
Items that are or may be reclassified subsequently to profit or loss		249,459	(63,627)	109,053	(45,705)
Actuarial gains (losses) on pension and post-employment plans (1)	19.2	1,252	(7,170)	(711)	(15,623)
Items that will not be reclassified to profit or loss		1,252	(7,170)	(711)	(15,623)
Comprehensive income (loss) for the period		1,375,146	434,196	1,293,412	532,416
Attributable to
Controlling shareholders		1,375,146	434,196	1,375,146	434,196
Non-controlling interest		-	-	(81,734)	98,220
		1,375,146	434,196	1,293,412	532,416
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

6

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Changes in Equity

	Attributed to controlling shareholders
					Income reserves					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Legal reserve	Reserve for capital increases	Reserve for expansion	Reserve for tax incentives	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	-	-	-	-	(1,048,895)	-	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	122,951	-	-	-	-	122,951	225,552	348,503
Loss on net investment hedge	-	-	-	-					(339,101)	-	-	-	-	(339,101)	-	(339,101)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(312,532)	-	-	(312,532)	338	(312,194)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(8,827)	-	(8,827)	(10,936)	(19,763)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-		-	-	(46,529)	-	-	-	(46,529)	-	(46,529)
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	3,213,274	3,213,274	478,630	3,691,904
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(216,150)	(46,529)	(312,532)	(8,827)	3,213,274	2,629,236	693,584	3,322,820
Employee benefits remeasurement - defined benefit	-	-	-	-					-	-	-	(11,978)	11,978	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(259)	(259)
Interest on shareholders' equity - R$0.69325 per outstanding share at the end of exercise	-	-		-	-	-	-	-	-	-	-	-	(1,145,999)	(1,145,999)	-	(1,145,999)
Legal reserve	-	-		-	160,664	-	-	-	-	-	-	-	(160,664)	-	-	-
Reserve for expansion	-	-		-	-	-	796,275	-	-	-	-	-	(796,275)	-	-	-
Reserve for capital increases	-	-		-	-	482,573	-	-	-	-	-	-	(482,573)	-	-	-
Reserve for tax incentives	-	-		-	-	-	-	639,741	-	-	-	-	(639,741)	-	-	-
Share-based payments	-	-	(71,502)	38,730	-	-	-	-	-	-	-	-	-	(32,772)	-	(32,772)
Acquisition of treasury shares	-	-	-	(1,288,242)	-	-	-	-	-	-	-	-	-	(1,288,242)	-	(1,288,242)
BALANCES AT DECEMBER 31, 2024	13,349,156	2,763,364	(141,608)	(1,345,657)	160,664	482,573	796,275	639,741	(1,265,045)	(46,529)	(246,963)	(60,320)	-	15,085,651	1,413,553	16,499,204
Comprehensive income (loss) (1)
Loss on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	(220,401)	-	-	-	-	(220,401)	(140,406)	(360,807)
Gain on net investment hedge	-	-	-	-					103,071	-	-	-	-	103,071	-	103,071
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	366,147	-	-	366,147	-	366,147
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	1,252	-	1,252	(1,963)	(711)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-		-	-	642	-	-	-	642	-	642
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	1,124,435	1,124,435	60,635	1,185,070
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(117,330)	642	366,147	1,252	1,124,435	1,375,146	(81,734)	1,293,412
Share-based payments	-	-	390		-	-	-	-	-	-	-	-	-	390	-	390
Acquisition of treasury shares	-	-	-	(416,741)	-	-	-	-	-	-	-	-	-	(416,741)	-	(416,741)
BALANCES AT MARCH 31, 2025	13,349,156	2,763,364	(141,218)	(1,762,398)	160,664	482,573	796,275	639,741	(1,382,375)	(45,887)	119,184	(59,068)	1,124,435	16,044,446	1,331,819	17,376,265
(1)	All changes in other comprehensive income are presented net of deferred taxes on profit, when applicable, are disclosed in note 10.
(2)	FVTOCI: Fair Value through Other Comprehensive Income in note 5.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

7

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Cash Flows

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	1,124,435	504,993	1,185,070	593,744
Adjustments for:
Depreciation and amortization	379,928	376,823	486,845	479,465
Depreciation and depletion of biological assets	315,902	335,242	351,472	368,066
Result on disposal of property, plant and equipments, investment and intangible	1,917	(17,715)	1,566	(17,654)
Provision for tax, civil and labor risks	72,812	78,432	80,748	77,654
Income from investments under the equity method	542,968	(898,641)	(1,804)	2,407
Financial results, net	44,474	987,340	457,285	537,623
Deferred income tax	206,191	(10,623)	199,012	(6,934)
Other	88,922	100,221	97,281	96,775
	2,777,549	1,456,072	2,857,475	2,131,146
Changes in assets and liabilities:
Trade accounts and notes receivables	2,268,101	1,406,005	883,026	633,198
Inventories	(108,765)	412,615	(2,689)	420,456
Biological assets - current	(124,574)	(81,697)	(144,401)	(97,633)
Trade accounts payable	(61,186)	(957,735)	80,195	(1,027,873)
Cash generated by operating activities	4,751,125	2,235,260	3,673,606	2,059,294

Redemptions (investments) in securities at FVTPL (1)	718	5,839	718	(47,740)
Interest received	81,596	83,426	154,002	209,655
Dividends and interest on shareholders' equity received	-	-	(318)	-
Payment of tax, civil and labor provisions	(52,435)	(76,904)	(46,643)	(76,795)
Derivative financial instruments	100,435	(57,077)	54,788	(60,266)
Other operating assets and liabilities (2)	(2,158,855)	(689,052)	(223,020)	(162,489)
Net cash provided by operating activities	2,722,584	1,501,492	3,613,133	1,921,659

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	7,502	49,149
Investments in securities at FVTOCI (3)	(34,422)	-	(34,422)	-
Additions to property, plant and equipment	(288,662)	(120,860)	(328,144)	(133,268)
Additions to biological assets - non-current	(355,525)	(323,309)	(389,802)	(353,242)
Proceeds from disposals of property, plant, equipments and investment	1,874	29,933	1,874	29,933
Additions to intangible	(43,920)	(40,572)	(48,024)	(40,896)
Aquisição de participação em coligadas e joint ventures	-	-	(511,106)	-
Capital increase in subsidiaries	(60,000)	(10,000)	-	-
Net cash used in investing activities	(780,655)	(464,808)	(1,302,122)	(448,324)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	(127)	19,647	109,325	64,867
Repayment of debt	-	(404,307)	(94,211)	(491,439)
Payment of interest	(404,525)	(461,358)	(485,966)	(527,764)
Payment of interest derivatives - fair value hedge	(52,867)	(85,737)	(52,867)	(85,737)
Treasury shares acquisition	(416,741)	(135,094)	(416,741)	(135,094)
Dividends and interests on shareholders' equity paid	1,145,681	-	-	-
Payment of lease liabilities	(157,213)	(154,295)	(208,606)	(198,134)
Net cash used in financing activities	114,208	(1,221,144)	(1,149,066)	(1,373,301)

Effect of exchange rate variation on cash and cash equivalents	(3,503)	6,855	(275,342)	202,510
Net increase (decrease) in cash and cash equivalents	2,052,634	(177,605)	886,603	302,544
Balance at the beginning at the period	3,989,024	4,701,549	11,165,364	9,264,664
Balance at the end of the period	6,041,658	4,523,944	12,051,967	9,567,208
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(1.160.868) in the three-month period ended March 31, 2025 (R$310,591 in the same period of the previous year).
(3)	FVTOCI: Fair Value through Other Comprehensive Income in note 5.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

8

Interim Financial Information, Individual and Consolidated | March 31, 2025

Statements of Value Added

	Parent company		Consolidated
	2025	2024	2025	2024
	12.31.24	12.31.23	12.31.24	Jan - mar
1 - REVENUES	14,733,431	12,091,469	17,085,939	14,668,848
Sales of goods and products	14,461,226	11,958,760	16,773,444	14,537,515
Other income	(11,292)	30,544	(3,911)	31,358
Revenue related to construction of own assets	284,498	118,085	321,157	127,193
Expected credit losses	(1,001)	(15,920)	(4,751)	(27,218)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(9,018,375)	(8,019,572)	(10,779,833)	(9,412,730)
Costs of goods sold	(7,563,747)	(6,778,089)	(9,145,762)	(8,062,617)
Materials, energy, third parties services and other	(1,454,934)	(1,241,633)	(1,632,798)	(1,355,240)
Reversal for inventories losses	306	150	(1,273)	5,127
3 - GROSS ADDED VALUE (1-2)	5,715,056	4,071,897	6,306,106	5,256,118
4 - DEPRECIATION AND AMORTIZATION	(695,830)	(712,065)	(838,317)	(847,531)
5 - NET ADDED VALUE (3-4)	5,019,226	3,359,832	5,467,789	4,408,587

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(359,826)	1,094,969	367,593	271,849
Income from associates and joint ventures	(542,968)	898,641	1,804	(2,407)
Financial income	183,202	196,746	365,848	274,674
Others	(60)	(418)	(59)	(418)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	4,659,400	4,454,801	5,835,382	4,680,436

8 - DISTRIBUTION OF ADDED VALUE	4,659,400	4,454,801	5,835,382	4,680,436
Payroll	1,651,383	1,513,376	2,034,325	1,772,107
Salaries	1,122,784	1,030,183	1,417,313	1,256,717
Benefits	446,794	408,234	527,700	434,349
Government severance indemnity fund for employees	81,805	74,959	89,312	81,041
Taxes, Fees and Contributions	1,609,370	1,211,319	1,722,584	1,439,102
Federal	822,308	494,574	904,520	670,580
State	773,376	700,408	800,355	749,668
Municipal	13,686	16,337	17,709	18,854
Capital Remuneration from Third Parties	274,212	1,225,113	893,403	875,483
Interests, including exchange variation	238,648	1,193,521	834,349	822,124
Rents	35,564	31,592	59,054	53,359
Interest on Own-Capital	1,124,435	504,993	1,185,070	593,744
Interest on shareholders' equity	-		-
Income (loss) for the year	1,124,435	504,993	1,124,435	504,993
Non-controlling interest	-	-	60,635	88,751

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

9

Interim Financial Information, Individual and Consolidated | March 31, 2025

1Q25 RESULTS

Sadia
BROASTED
Jalapeño Broasted Chicken
MILD SPICY
Broasted Chicken ZINGs
Strips
SPICY
Broasted Chicken Classic
Fillets
NON SPICY

1Q25

RESULTS

brf

10

Interim Financial Information, Individual and Consolidated | March 31, 2025

SUMMARY

04 MESSAGE FROM CHAIRMAN

05 MESSAGE FROM MANAGEMENT

06 OPERATIONAL AND FINANCIAL PERFORMANCE

07 BRAZIL SEGMENT

10 INTERNATIONAL SEGMENT

13 OTHER SEGMENTS

15 CONSOLIDATED PERFORMANCE

24 ESG HIGHLIGHTS

25 ANNEXES

29 ABOUT US

Sadia
#PIZZA

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Interim Financial Information, Individual and Consolidated | March 31, 2025

São Paulo, May 15, 2025 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 1st quarter of 2025. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2024 and/or prior's years, as indicated.

FINANCIAL INDICATORS

Indicator	Value	Unit	Comparison
NET REVENUE	R$ 15,512	Million R$	13,378 Million in 1Q24
GROSS PROFIT	R$ 4,053	Million R$	3,224 Million in 1Q24
GROSS MARGIN	26.1%		24.1% in 1Q24
NET INCOME (LOSS)	R$ 1,185	Million R$	594 Million in 1Q24
ADJUSTED EBITDA	R$ 2,753	Million R$	2,117 Million in 1Q24
ADJUSTED EBITDA MARGIN	17.7%		15.8% in 1Q24
FREE CASH FLOW	R$ 1,282	Million R$	844 Million in 1Q24
NET LEVERAGE	0.54x		1.45x in 1Q24
DEBT AVERAGE TERM	8.1	years	7.8 years in 1Q24
MARKET CAP	R$ 33.11 / US$ 5.86	Billion	Base: 05/14/2025
STOCK PRICES	BRFS3 R$ 19.68 / BRFS US$ 3.48		Base: 05/14/2025
ISSUED SHARES	1,682,473,246 / 82,673,171	ON Shares / Treasury Shares	Base: 03/31/2025

CONFERENCE CALL

05/16/2025 – Friday - 9h30 US ET | 10h30 BRT

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Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

MESSAGE FROM THE CHAIRMAN

Dear employees, shareholders, partners and clients,

BRF started 2025 on a growth path, presenting consistent results in another quarter of record figures. The evolution of EBITDA and the continuous generation of free cash flow demonstrate management's commitment to the efficient allocation of capital with a focus on financial discipline and the return of shareholder remuneration.

The company has once again demonstrated its ability to maximize results from existing assets, through a consolidated culture of efficiency and high performance. The market diversification strategy has also been fundamental to the evolution of results each quarter, as well as the advancement of the company's global presence with a focus on value-added products in strategic markets such as Saudi Arabia and China.

I would like to thank all our employees for their commitment and dedication, our shareholders for their continued trust, and our partners and clients for their collaboration. Together, we will continue to build a company that is ever stronger and prepared for the challenges and opportunities of the future.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

MESSAGE FROM MANAGEMENT

Dear Mr./Madam,

We began 2025 with solid results and consistent progress on our journey of efficiency and growth. Our net income reached R$1.2 billion, double that of the same period last year, and our net revenue reached R$15.5 billion, an increase of 16%. Adjusted EBITDA grew 30% to R$2.8 billion, a record for a first quarter, while free cash flow reached R$1.3 billion. We closed the quarter with the lowest leverage in our history at 0.54x, a level that allows us to continue investing in growth while maintaining financial discipline.

The BRF+ program allowed us to save R$305 million through the continuous evolution of our operational indicators, contributing to the advancement of factory occupancy and resulting in sales volume growth. In the Brazil segment, we achieved the highest volume on record for a first quarter, with processed products standing out. The progress of our commercial execution has strengthened the presence of our products in a greater number of points of sale in the country. We continued on a constant path of FIFO reduction, reaching the lowest level on record in the quarter. We also strengthened the connection between our brands and consumers through the renewal of strategic sponsorships and innovations in value-added products.

The international segment sustained healthy levels of profitability and volume growth, driven by the progress of our market diversification strategy. The Company obtained 12 new export authorizations this quarter, bringing its total to 187 since 2022, including the resumption of exports from the Rio Verde (GO) plant to China. We also strengthened our operations in Chile with the debut of Sadia in the hamburger category.

In the Halal market, we increased the volumes sold with the contribution of Ramadan and we also improved the share of value-added items in revenues. Our brands remain market leaders in the Middle East, with Sadia achieving a 36.6% market share in the GCC countries and Banvit with a 25.3% share in Türkiye.

Our plans for growth and global presence through strategic investments began to materialize in the first months of 2025. We completed the acquisition of the processed foods plant in Henan, China, and the acquisition of 26% of the Addoha Poultry Company in Saudi Arabia, as well as signing an agreement to acquire 50% of Gelprime. We also announced an investment in the construction of a new processing plant in Jeddah, Saudi Arabia, boosting our relevance in the region with a focus on higher value-added products.

The company also started the year with important new advances in employee engagement, according to a survey carried out globally in the first quarter. We achieved an employee engagement rate of 89%, an increase of 4 p.p. compared to 2024, keeping us above the average for high-performance companies. The continued commitment to our employees reflects our dedication to improving management practices and is a source of pride for all of us. On the Sustainability agenda, we also recorded significant achievements, such as participating in the ISE and Carbon Efficient Index portfolios, both from B3.

We remain confident in BRF's growth journey, led by our chairman and controlling shareholder, Marcos Molina, who for more than three years has been driving the company's transformation with a strategy focused on operational efficiency, innovation and global presence. We would like to thank our entire Board of Directors and our more than 100,000 employees for their daily commitment, our shareholders for their trust and our integrated producers, customers, suppliers and communities for their partnership. Together, we will continue to build an increasingly better and sustainable BRF, sharing value with everyone who is part of this story.

Miguel Gularte
CEO

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

OPERATIONAL AND FINANCIAL PERFORMANCE

Highlights (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Volume (Thousand Tons)	1,243	1,153	7.7%	1,328	(6.5%)
Net Revenues	15,512	13,378	16.0%	17,549	(11.6%)
Average Price (R$/kg)	12.48	11.60	7.6%	13.21	(5.5%)
COGS	(11,459)	(10,153)	12.9%	(13,078)	(12.4%)
COGS/Kg	(9.22)	(8.80)	4.8%	(9.84)	(6.3%)
Gross Profit	4,053	3,224	25.7%	4,471	(9.4%)
Gross Margin (%)	26.1%	24.1%	2.0 p.p.	25.5%	0.6 p.p.
Net (Loss) Income	1,185	594	99.6%	868	36.6%
Net Margin (%)	7.6%	4.4%	3.2 p.p.	4.9%	2.7 p.p.
Adjusted EBITDA	2,753	2,117	30.0%	2,803	(1.8%)
Adjusted EBITDA Margin (%)	17.7%	15.8%	1.9 p.p.	16.0%	1.7 p.p.
EBITDA	2,723	2,100	29.7%	2,822	(3.5%)
EBITDA Margin (%)	17.6%	15.7%	1.9 p.p.	16.1%	1.5 p.p.
Cash Generation (Consumption)	1,282	844	51.9%	2,114	(39.4%)
Net Debt	5,982	9,016	(33.7%)	8,325	(28.1%)
Leverage (Net Debt/Adj.EBITDA LTM)	0.54x	1.45x	(62.9%)	0.79x	(32.2%)

The consolidated results for 1Q25 was impacted by hyperinflation in Türkiye, which is highlighted below:

Highlights (Million R$)	Consolidated Results 1Q25	Turkey Hyperinflation	Consolidated Managerial Results 1Q25	Chg. %
Volume (Thousand Tons)	1.243	-	1.243	-
Net Revenues	15.512	61	15.573	0,4%
Average Price (R$/kg)	12,48	-	12,53	0,4%
COGS	(11.459)	(18)	(11.477)	0,2%
COGS/Kg	(9,22)	-	(9,24)	0,2%
Gross Profit	4.053	43	4.095	1,1%
Gross Margin (%)	26,1%	-	26,3%	0,2 p.p.
EBITDA	2.723	30	2.753	1,1%
EBITDA Margin (%)	17,6%	-	17,7%	0,1 p.p.
Adjusted EBITDA	2.753	-	2.753	0,0%
Adjusted EBITDA Margin (%)	17,7%	-	17,7%	0,0 p.p.
Net (Loss) Income Total Consolidated	1.185	(15)	1.171	(1,2%)
Net Margin - Total Consolidated (%)	7,6%	-	7,5%	(0,1) p.p.

Below we will present the results by business segment from a managerial perspective, excluding the accounting effects of hyperinflation in Türkiye in all periods.

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

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Interim Financial Information, Individual and Consolidated | March 31, 2025

BRAZIL SEGMENT

Brazil Segment (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Net Operating Revenues	**7,435**	**6,162**	**20.6%**	**8,567**	**(13.2%)**
Average price (R$/kg)	12.77	11.91	7.2%	12.74	0.2%
COGS	(5,375)	(4,575)	17.5%	(6,261)	(14.2%)
COGS/kg	(9.23)	(8.85)	4.3%	(9.31)	(0.9%)
Gross Profit	**2,060**	**1,587**	**29.8%**	**2,305**	**(10.6%)**
Gross Margin (%)	27.7%	25.8%	1.9 p.p.	26.9%	0.8 p.p.
Adjusted EBITDA	**1,274**	**931**	**36.8%**	**1,260**	**1.1%**
Adjusted EBITDA Margin (%)	17.1%	15.1%	2.0 p.p.	14.7%	2.4 p.p.

In the first quarter of 2025, we achieved an EBITDA of R$1,274 million in Brazil, and a margin of 17.1%, which represented an increase of 2.0 p.p. compared to the first quarter of 2024 and 2.4 p.p. compared to the last quarter. The resilience of food consumption in the domestic market, combined with the continuous evolution of our commercial execution, has enabled us to improve our operational performance. We observed an increase in numerical distribution, greater product availability in stores and higher adherence to suggested prices, as well as logistical service levels that remained at good levels even in a scenario of more commercial activity. We highlight the performance of processed products with sales volume growth of 16% y/y and the contribution of the in natura category to the segment's margins.

Regarding unit costs, we saw an increase of 4.3% y/y and a reduction of 0.9% q/q. The year-on-year variation is mainly explained by the effects of inflation on goods and services, the higher volume of raw material purchases from third parties to fulfill demand for processed products and the mix of products sold in the period, which was partially mitigated by the BRF+ efficiency program savings. In the quarterly comparison, the reduction observed in the unit cost of production is mainly explained by the seasonal commemorative campaign and the one-off effects of the provision for profit-sharing payments that occurred in 4Q24, while there was a higher cost of consumption of grains and oils.

This quarter, we reached a new record low for FIFO discounts, underlining the assertiveness of demand planning and production plans.

In Brazil, the unemployment rate[1] remains at low levels and despite inflationary pressures, the income mass[2] reached a record high in February, supported by the increase in formal employment. This result had a direct influence on average income, which grew by 4.0% y/y and 1.2% q/q[3]. The performance of these indicators reflects signs of increasing demand and tends to boost sales of our processed products in particular.

1 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Unemployment rate in the quarter ending March/25 at 7%
2 - Income mass: the sum of everything people receive for their work - Source: Brazilian Institute of Geography and Statistics (IBGE)
3 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Average Real Habitual Income of Occupied Persons - R$3,3410 in Mar/25, R$3,371 in Dec/24 and R$3,279 in Mar/24

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

BRAND HIGHLIGHTS

Sadia started 2025 with a national cold cuts campaign that reached more than 100 million people. Mignoneto, a pork tenderloin product, was the highlight of the campaign and achieved record sales in the first quarter.

Maintaining the strategy of getting closer to the young public, Sadia was present at Lollapalooza for the fourth consecutive year. The audience was able to try four variations of its iconic line of breaded products (Pop Nuggets, Empanacho, Chicken Bomb, Empanadíssimo) as well as hamburgers, hot dogs, potato chips and pizza.

Sadia has launched new products that bring even more practicality and reinforce its positioning as a brand that is with you at all moments. The Hot Bowls line has grown and now includes the pasta most requested by consumers: Gnocchi Bolognese and Gnocchi in Béchamel Sauce.

Perdigão began 2024 as the official sponsor of the Copa do Nordeste for the second year in a row, now with the presence of ambassador Ivete Sangalo communicating the brand's core product line.

Perdigão na Brasa, Perdigão's sub-brand with a complete barbecue portfolio, including beef cuts, was widely advertised in the first quarter with the aim of increasing its dominance in the consumer market: Perdigão Na Brasa is the official sponsor of the NFL in Brazil and is present in the broadcasts of Paulistão on Record, the Brazilian Championship and the Copa do Brasil on Globo. It also announced Michel Teló as the brand's new ambassador, with a new campaign that connected the barbecue with the country music.

Perdigão also innovated in the first quarter by bringing new ready-meal dishes to complete the Meu Menu line: Creamy Chicken with bacon and rice with broccoli, Chicken Stroganoff with white rice, Pork Loin and rice with carrots, Feijoada and rice with cabbage, as well as an individual version of Feijoada in a bowl. In addition, Perdigão Ouro, the leading brand in smoked mortadella, has expanded its portfolio, which now includes salami and chicken breast, with the main feature of the line being traditional smoking.

In margarines, Qualy started 2025 by reinforcing the sustainability pillar in a digital campaign in which ambassador Rebeca Andrade promoted the 4Rs: Reuse, Recycling, Repurposing and Recipes. The initiative impacted on more than 41 million people, with hundreds of consumers sharing ideas for reusing Qualy jars on social media.

In March, the campaign "Só as Qualys tem gosto de Qualy" (Only Qualys taste like Qualy) was aired again, with presenter Eliana showing the benefits of the entire Qualy line: Vegê, 0% Lactose, Aera and Vita.

In a quarter full of campaigns reinforcing the strength of its margarine brands, BRF achieved record volumes and the highest market share in the last 4 years, with Qualy maintaining its broad leadership in the category.

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

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Interim Financial Information, Individual and Consolidated | March 31, 2025

INTERNATIONAL SEGMENT

International Segment (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Net Operating Revenues	**7,483**	**6,484**	**15.4%**	**7,345**	**1.9%**
Average price (R$/kg)	13.53	12.13	11.5%	13.48	0.3%
COGS	(5,580)	(4,987)	11.9%	(5,501)	1.4%
COGS/kg	(10.09)	(9.33)	8.1%	(10.10)	(0.1%)
Gross Profit	**1,903**	**1,497**	**27.1%**	**1,844**	**3.2%**
Gross Margin (%)	25.4%	23.1%	2.3 p.p.	25.1%	0.3 p.p.
Adjusted EBITDA	**1,426**	**1,096**	**30.1%**	**1,495**	**(4.6%)**
Adjusted EBITDA Margin (%)	19.1%	16.9%	2.2 p.p.	20.4%	(1.3) p.p.

In 1Q25, we achieved an adjusted EBITDA of R$1,426 million, with a margin of 19.1%, maintaining a healthy level of profitability. Once again, the increase in export volume of 3.5% y/y and 1.5% q/q was the result of the strategy of gaining new authorizations to export, which allowed us to have more options of destinations for our products. In the quarter, we obtained 12 new authorizations for destinations such as the United Kingdom, Hong Kong, Peru and Argentina, including the reversion of the Rio Verde - GO unit to export poultry to China.

This quarter, the average price increased by 11.5% y/y and 0.3% q/q. The annual variation is strongly influenced by the devaluation of the real against the dollar in the period (average ptax 1Q24 at R$4.95 versus R$5.85 in 1Q25[4]), more than offsetting the accommodation of prices in dollars after the price peaks seen in the first quarter of 2024 as a result of the logistical challenges in the Red Sea region.

The 8.1% increase in unit costs in the year-on-year comparison is mainly explained by the increase in production costs on our platform in Türkiye, the inflationary effects on goods and services and the mix of products sold in the period. In the quarterly analysis, we noticed stability in the cost of production.

In the GCC[5], the highlight was the increase in volumes sold in the quarter, driven by the positive seasonality of Ramadan[6], which lasted from the end of February to the end of March. During this period, we emphasized the convenience of our portfolio of value-added products and continued to operate with high occupancy at the Dammam plant in Saudi Arabia and the Kezad plant in the United Arab Emirates. In 1Q25, we reached 36.6% of the total market share[7] in the region, 20.0% in processed products. Taking another step forward in our strategy to strengthen our local presence and increase the share of processed products in our sales, in April we announced the construction of a factory dedicated to this segment of products in Jeddah, also in Saudi Arabia. The investment of approximately US$160 million will be made through BRF Arabia, a joint venture between BRF and Halal Products Development Company, a wholly-owned subsidiary of the Public Investment Fund (PIF). The project will allow BRF to increase its local production from 17,000 to 57,000 tons a year, capturing the growing demand from the region's market and global accounts, as well as consolidating the strategic partnership with Saudi Arabia.

In Türkiye, the restriction of exports and the increase in local supply has led to price pressure on in natura products. The repercussions of the economic scenario also had a negative influence on the cost structure, especially in terms of labor. In this context, the resilience of the profitability of value-added products has allowed us to mitigate the macro and microeconomic effects on results. The strategy to increase the share of this product category began in 2023 with the expansion of capacity at the Bandirma plant. As market leaders, in 1Q25 we achieved a total market share of 25.3% and 29.8% in processed products[8].

In the Asian market, we have maintained a healthy level of profitability by diversifying protein destinations. In the Americas, we highlight the launch of the hamburger category in Chile, expanding our portfolio of value-added products. In Europe, the new export authorizations for the United Kingdom continue to contribute to the expansion of consolidated profitability.

4 - Source: Central Bank of Brazil - Average Ptax for the periods reported
5 - Gulf Cooperation Council (GCC): Member countries are Saudi Arabia, Bahrain, Qatar, the United Arab Emirates, Kuwait and Oman
6 - Ramadan: the ninth month of the Islamic calendar, a holy month for Muslims, marked by the practice of fasting from sunrise to sunset.
7 - Source: Nielsen
8 - Source: Nielsen

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

BRAND HIGHLIGHTS

In the GCC countries, the first quarter of 2025 coincided with Ramadan season, the most important period of sales for our category. BRF Halal delivered strong results, supported by a solid campaign and in-store activations around the region. Our 360-degree Ramadan campaign was launched with an innovative, phase-based approach aligned with the evolving needs of consumers throughout the holy month. Promoting our broad portfolio of value-added range, including our convenient in natura and ready-to-prepare products.

Sadia became a catalyst for creating inspiring and joyful moments around food, particularly during Iftar[9] and snacking occasions, by offering convenient, high-quality products, complemented by curated recipes and tips to support consumers throughout the busy season.

The campaign was deployed across a diverse media mix to maximize awareness and engagement. This included local television, out-of-home placements, and strong presence on leading digital platforms, along with active engagement on social media. In total, the campaign reached over 33 million consumers across GCC countries. Strong in-store execution was supported by regional activation, offering consumers the chance to win branded Sadia cooler bags with the purchase of our value-added products, further strengthening visibility and conversion at point of sale.

In Türkiye, during the first quarter, our main communication campaign was the Ramadan campaign, which featured our new film broadcast on TV, social media and various digital channels with the message "Ramadan tables unite us, and Türkiye says that if it's Banvit, everyone is more than okay!". By embracing the month of Ramadan, we inspire our consumers with recipes that they can prepare for the Iftar and Sahur[10] tables. With a comprehensive TV plan, we were on air on all the national channels for a month.

As we do every Ramadan, we collaborate with famous chefs to prepare recipes with our main products and launch an AI-supported menu suggestion project on Türkiye's most visited Q&A site, *Kızlar Soruyor*, as we did in the last New Year's Campaign. At *Nefis Yemek Tarifleri*, one of Türkiye's most visited recipe sites, we have prepared special Ramadan recipes with our products. We have made efforts to spread videos with our new commercial film on YouTube, Meta and TikTok platforms. With all these projects, we have achieved a total of 150 million impressions.

We value connecting with our consumers, and with this goal in mind, we have increased our interaction and offered product tastings, as well as meeting our consumers in person at six major events.

For the Southern Cone[11], we started the roll-out of the new Sadia packaging for the region, with Chile being the first market to have this change outside of Brazil, reinforcing and expanding the brand's new global positioning. We also introduced Lek Trek in Chile, Sadia's official mascot in Brazil, with a focus on connecting the brand with a younger audience through content on platforms such as TikTok and Instagram that reinforces the practicality and convenience that only Sadia can offer. In total, we had more than 2.5 million impressions in the first month and we plan to increase organic content in the coming months.

In Mexico, Marfrig and BRF were present at ExpoCarnes 2025, a significant event for the meat processing industry in Latin America, which took place between March 4 and 6 and reinforces our commitment to strengthening relations with local partners.

9 - Meal that breaks the Muslim fast during Ramadan, eaten at sunset
10 - The meal Muslims eat before dawn during Ramadan
11 - Geographically and culturally defined region in South America, made up of Argentina, Chile, Uruguay and Paraguay

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

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Interim Financial Information, Individual and Consolidated | March 31, 2025

OTHER SEGMENTS

Other Segments (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Net Operating Revenues	655	730	(10.2%)	932	(29.6%)
Average price (R$/kg)	6.12	7.19	(14.9%)	8.38	(27.0%)
COGS	(523)	(556)	(6.0%)	(723)	(27.7%)
COGS/kg	(4.88)	(5.48)	(10.9%)	(6.51)	(25.0%)
Gross Profit	133	174	(23.6%)	209	(36.3%)
Gross Margin (%)	20.3%	23.8%	3.5 p.p.	22.4%	(2.1) p.p.
Adjusted EBITDA	76	78	(2.8%)	128	(40.9%)
Adjusted EBITDA Margin (%)	11.5%	10.7%	0.8 p.p.	13.7%	(2.2) p.p.

In Ingredients, we continue to see a reduced supply of products for this business segment, as a result of the progress made in our efficiency program, BRF+. In the quarter, BRF Ingredients won first place in the F3 Krill Replacement Challenge 2025 with its chicken hydrolysate, an international award aimed at boosting the development of sustainable solutions for use in captive fish feed. This result reinforces the plan to maximize profitability by increasing the share of value-added products in sales.

In Pet Food, we strengthened the commercial management team and completed the unification of the ERP (SAP), which is already operating with new processes in all units in Brazil, facilitating the process of synergy and measurement of BRF Pet+ savings. The first quarter of the year was also marked by BRF Pet getting closer to customers in the domestic and foreign markets. We started the year by bringing together our distribution partners from Brazil and the main international markets at the Annual Sales Convention, sharing the goals and main tools for growth in 2025. During this period, we were also present at two renowned international events: Expo Gatos, in Lima, Peru, and Global Pet Expo, in Orlando, USA, reinforcing the brands' positioning with potential commercial partners, veterinarians and consumers.

During the first quarter of 2025, the company carried out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities to reduce origination costs. These operations contributed to the improvement in the absolute result of the Other Segments business.

BRAND HIGHLIGHTS

Pet: GranPlus (Premium Special) was particularly highlighted by the partnership concluded in February with the athlete Rebeca Andrade, who advertised her routine alongside her dogs by offering the GranPlus flavor. Also advertising the brand were Flavor Experts Hiro (a dog from São Paulo) and Lol (a cat from Rio de Janeiro), who were hired by the company at the end of 2024. In the Super Premium Natural segment, **Biofresh** published a digital campaign, reinforcing the naturalness and freshness credentials of the ingredients used in its product line.

Corporate

Corporate (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Gross Profit	(1)	(0)	n.m.	7	(117.8%)
Adjusted EBITDA	(22)	12	(285.0%)	(80)	72.6%

The negative gross profit of R$1 million in the quarter refers to the impact on COGS of the weather events in Rio Grande do Sul. The costs and expenses associated with these events were allocated to the Corporate segment due to their non-recurring nature and because they are not directly related to the markets. For more details of these impacts, see Note 1.2 to the Financial Statements.

The adjusted EBITDA of this segment is explained, among other effects, by the result on the sale and write-off of fixed assets and investments and by the reversal/provision of tax and civil contingencies. Further details on the result are available in note 24 to the Financial Statements.

Management Report | 1Q25

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Interim Financial Information, Individual and Consolidated | March 31, 2025

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Interim Financial Information, Individual and Consolidated | March 31, 2025

1. NET OPERATING REVENUE

NOR (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Volume (Thousand Tons)	1,243	1,153	7.7%	1,328	(6.5%)
Net Operational Revenues	15,512	13,378	16.0%	17,549	(11.6%)
Average Price (NOR)	12.48	11.60	7.6%	13.21	(5.5%)

4.2%
1Q25
47.9%
47.9%
5.4%
1Q24
46.1%
48.5%
5.3%
4Q24
48.8%
45.9%
Brazil
International
Other Segments

In 1Q25, we saw net revenue increasing by 16.0% y/y, mainly due to i) the 7.7% increase in volumes sold, ii) the 7.6% increase in the average price, influenced, among other factors, by the recovery in pork protein prices and the exchange rate impact on the International segment's revenue (average ptax 1Q24 at R$4.95 versus R$5.85 in 1Q25[12]). In the quarterly comparison, the 11.6% drop in revenue reflects the impact of hyperinflation in Türkiye and the seasonal effect of the commemorative campaign on sales volume and price during the last quarter of the year.

From a managerial perspective, where we exclude the effects of hyperinflation in Türkiye across all periods, our net revenue reached R$15,573 million in 1Q25 versus R$13,376 million in 1Q24 and R$16,844 in 4Q24, a variation of 16.4% y/y and -7.5% q/q.

Operating Income Protection Strategy - hedge accounting

The effects of financial instruments for exchange rate hedging on the result totaled - R$36.771 million in 1Q25, according to Note 23.2 of the Interim Financial Information, and are due to positions settled in the quarter, which were contracted over the 12 months prior to their settlement.

Build-up of Derivatives Instruments Settled in 1Q25	1Q24	2Q24	3Q24	4Q24	1Q25
Cummulative Notional Exposure (US$ Million)	21	85	208	585	658
Average Strike Price (BRL/USD)*	5.16	5.36	5.57	5.94	5.95

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the Financial Statements, is shown below.

Derivatives Instruments by Expiry Date (Million US$)	2Q25	3Q25	4Q25	1Q26
Notional to be settled in each period	454	206	147	42
Strike Price (BRL/USD)*	6.00	6.21	6.48	6.42

* Weighted average rate

The company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protect the operating result and reduce volatility, and under no circumstances may derivative financial instruments be contracted for speculative purposes.

12 - Source: Central Bank of Brazil - Average Ptax for the periods reported

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Interim Financial Information, Individual and Consolidated | March 31, 2025

2. COSTS, EXPENSES
E OTHER OPERATING RESULTS

Costs of Good Sold (COGS)

COGS (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Cost of Goods Sold	(11,459)	(10,153)	12.9%	(13,078)	(12.4%)
COGS/kg	(9.22)	(8.80)	4.8%	(9.84)	(6.3%)
Cost of Goods Sold (Managerial)	(11,477)	(10,118)	13.4%	(12,479)	(8.0%)
COGS/kg (Managerial)	(9.24)	(8.77)	5.3%	(9.39)	(1.7%)

In the year-on-year comparison, we observed an increase of 4.8% in unit costs in the accounting view, and 5.3% in the managerial view, in which we eliminated the effects of Türkiye's hyperinflation:

Depreciation and amortization
6.1%
Other costs
8.4%
Labor
13.7%
1Q25
71.8%
Raw material and supplies

i) the increase in production costs on the Turkish platform, with effects mainly on grain and provisions for union readjustments caused by hyperinflation;

ii) the effects of inflation on supplies and services (IPCA +5.48%[13]);

iii) the increase in national freight costs, as a result of the increase in tariffs influenced by diesel costs (6.8%[14]);

iv) the effect of the sales mix and the greater volume of raw material purchases from third parties to meet the growing demand for processed products.

The impacts described above were partially mitigated by the BRF+ efficiency program savings.

In the quarterly comparison, we can observe a 6.3% reduction in the unit cost in the corporate view, mainly due to the accounting impact of Türkiye's hyperinflation in the fourth quarter of 2024. From the managerial perspective, the 1.7% reduction is explained by the one-off effect of the provision booked in 4Q24 for profit-sharing payments, by a lower volume of raw material purchases from third parties for the production of processed products and by the BRF+ efficiency program savings, which raised R$305 million in the quarter. These effects more than offset the increase in the cost of consuming grains and oils and the increase in the cost of production on the Turkish platform.

We observed an increase in the sector's cost of production compared to the last quarter when analyzing the ICP Embrapa theoretical cost index[15], mainly influenced by the increase in the cost of corn. Despite this cost pressure, the profitability level of chicken producers[16] improved and swine producers remained stable in relation to the previous quarter, sustained by the price level of in natura proteins.

Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)
173
100
107
Chicken Producers Margin
Embrapa's Chicken Cost Index

Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)
166
100
125
Swine Producers' Margin
Embrapa's Swine Cost Index

13 - 12-month accumulated variation. Source: IBGE - Brazilian Institute of Geography and Statistics
14 - Source: ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency (average 1Q25 vs 1Q24 average).
15 - Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br.
16 - Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle.

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Operational Expenses

Operating Expenses (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Selling Expenses*	(1.949)	(1.799)	8,3%	(2.332)	(16,4%)
% of the NOR	(12,6%)	(13,4%)	0,9 p.p.	(15,0%)	2,5 p.p.
General and Administrative Expenses	(217)	(201)	7,8%	(298)	(27,1%)
% of the NOR	(1,4%)	(1,5%)	0,1 p.p.	(1,9%)	0,5 p.p.
Operating Expenses	(2.166)	(2.001)	8,3%	(2.630)	(17,6%)
% of the NOR	(14,0%)	(15,0%)	1,0 p.p.	(17,0%)	3,0 p.p.

*Includes impairment of accounts receivable of R$4.8 million in 1Q25 (R$27.2 million in 1Q24 and R$2.6 million in 4Q24).

In 1Q25, the percentage indicator of operating expenses over net revenue in the year-on-year comparison varied by -1.0 p.p., in the accounting and managerial view, due to greater dilution as a result of revenue growth, despite higher disbursements i) with personnel, as a result of salary adjustments and a higher headcount, ii) with exchange rate variations due to the devaluation of the real against the dollar, and iii) with logistics expenses, mainly due to price adjustments and higher volumes transported.

Depreciation and amortization
5.5%
Marketing
9.3%
Other sales expenses
9.4%
Administrative expenses
10.0%
1Q25
41.6%
Indirect and direct logistic expenses
24.2%
Salaries and employees benefits

In the quarterly comparison, there was a variation of -3.0 p.p. in the accounting view and -1.4 p.p. in the managerial view. This result is mainly influenced by lower spending on i) marketing and trade marketing campaigns, since in the fourth quarter we have the seasonal effect of the commemorative campaign, and ii) variable remuneration for achieving targets.

For more details on this item, refer to Explanatory Note 26 of the Financial Statements.

Other Operating Results

Other Operating Results (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Other Operating Results	(4)	31	(112,8%)	32	(112,5%)
% of the NOR	(0,0%)	0,2%	(0,2) p.p.	0,2%	(0,2) p.p.

This performance was primarily driven by the recovery of expenses, contingencies, and net gains from the sale and write-off of assets, among other net effects. For further details on this item, refer to Explanatory Note 26 of the Financial Statements.

3. NET FINANCIAL RESULT

Financial Results (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Financial Income	366	274	33.6%	333	9.9%
Interest on cash and cash equivalents and revenue from securities	315	163	93.3%	279	12.9%
Interest and other financial revenues	51	111	(54.1%)	54	(5.6%)
Financial Expenses	(921)	(907)	1.5%	(932)	(1.2%)
Interests on loans and borrowings	(472)	(462)	2.2%	(469)	0.6%
Interest on contingencies, leasing and actuarial liabilities	(129)	(116)	11.2%	(180)	(28.3%)
Adjustment to present value	(197)	(183)	7.7%	(148)	33.1%
Other financial expenses	(122)	(146)	(16.4%)	(136)	(10.3%)
Exchange variation and derivative results, net	98	95	3.2%	250	(60.8%)
Exchange rate variation on monetary assets and liabilities	(12)	(79)	(84.8%)	181	(106.6%)
Exchange variation on derivatives	51	73	(30.1%)	(37)	237.8%
Interest and fair value of derivatives	1	(33)	103.0%	3	(66.7%)
Net monetary gains or losses	59	134	(56.0%)	103	(42.7%)
Net Financial Results	(457)	(538)	15.1%	(350)	30.6%
Exchange variation on monetary assets and liabilities and derivatives	39	(6)	(741.7%)	144	(73.2%)

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The main components of the net financial result have been grouped into the following categories:

Financial Revenues

Financial revenues in 1Q25 amounted to R$366 million, R$92 million higher than in 1Q24, reflecting the company's greater liquidity position, resulting from operational cash generation throughout the year, which has contributed to higher interest income on cash and cash equivalents compared to the same quarter of the previous year at R$152 million. This increase, however, is mostly mitigated by the reduction in interest on taxes to be recovered in the period.

Financial Expenses

They derive from the effect of the following accounts:

Interest on loans and financing: Interest expenses increased by R$10 million in 1Q25 compared to 1Q24. Over the last 12 months, there has been a net amortization of R$1.2 billion in debt. In contrast, the devaluation of the average exchange rate (R$4.95 in 1Q24 to R$5.85 in 1Q25[17]) ended up amortizing the impact of the reduction in debt principal. Regarding debt indexes, there was an increase in the CDI[18] (CDI 3.0% in 1Q25 vs. 2.6% in 1Q24) and also in the IPCA[19] (2.0% in 1Q25 vs. 1.8% in 1Q24).

Adjustment to present value (AVP): The increase in 1Q25 compared to 1Q24 is mainly due to the increase in the balance of accounts payable over the year, driven by greater investments in capex and the increase in the cost of capital, even with the reduction in the spread, reflecting the slope of the DI futures curve. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a counterpart impact on gross profit.

Interest on contingencies and leases: Higher expenses of R$13 million in 1Q25 compared to the same period last year, mainly due to higher interest on tax and civil contingencies of R$10 million and leases of R$3 million.

Other financial expenses: Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for discount of tax credits, among other effects. The R$24 million reduction in expenses in 1Q25 compared to 1Q24 was mainly due to the R$25 million positive adjustment to the fair value of restricted shares.

Monetary and Exchange Variations and Results of Derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per note 23.2.1 to the Financial Statements.

In 1Q25, the net effect of exchange rate variations on monetary assets and liabilities and derivatives to hedge exchange rate exposure on the balance sheet amounted to +R$39 million, and the interest and fair value of derivatives amounted to +R$1 million, representing an improvement of R$45 million compared to 1Q24 due to the hedging strategies associated with liability management initiatives that made it possible to reduce the need for intensive use of derivatives as exchange rate hedges, reducing hedging costs. Monetary gains related to Türkiye's hyperinflation had a total impact of +R$ 59 million.

17 - Source: Central Bank of Brazil - Average Ptax for the periods reported
18 - Source: B3 – Brasil, Bolsa, Balcão
19 - Source: IBGE - Brazilian Institute of Geography and Statistics

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4. NET INCOME (LOSS)

Net Income (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Net Income	1,185	594	99.6%	868	36.6%
Net Margin (%)	7.6%	4.4%	3.2 p.p.	4.9%	2.7 p.p.

The Company reported a net income of R$ 1,185 million in 1Q25, primarily driven by: i) the operating result, with emphasis on the 16% y/y growth in revenue and healthy levels of profitability in all business segments and ii) the reduction in net financial expenses compared to the previous year.

5. ADJUSTED EBITDA

EBITDA (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Consolidated Net Income	**1,185**	**594**	**99.6%**	**868**	**36.6%**
Income Tax and Social Contribution	242	121	100.3%	652	(62.9%)
Net Financial	457	538	(14.9%)	350	30.8%
Depreciation and Amortization	838	848	(1.1%)	953	(12.0%)
EBITDA	**2,723**	**2,100**	**29.7%**	**2,822**	**(3.5%)**
EBITDA Margin (%)	17.6%	15.7%	1.9 p.p.	18.2%	(0.6) p.p.
Impairment	0	0	n.m.	12	n.m.
Forest Fair Value	0	0	n.m.	79	n.m.
Effects of Hyperinflation	30	15	108.5%	(108)	128.2%
Income from Associates and Joint Ventures	(2)	2.4	(175.0%)	4	(151.5%)
Climatic Events - RS	1	0	n.m.	(6)	119.1%
Adjusted EBITDA	**2,753**	**2,117**	**30.0%**	**2,803**	**(1.8%)**
Adjusted EBITDA Margin (%)	17.7%	15.8%	10.4 p.p.	18.1%	(0.4) p.p.

6. CASH FLOW

Free Cash Flow (Million R$)	1Q25	1Q24	4Q24	LTM
Adjusted EBITDA	2,753	2,117	2,803	11,144
Working Capital	1,122	73	(506)	451
Δ Accounts Receivable	738	529	(947)	(549)
Δ Inventories	45	265	569	(383)
Δ Suppliers	339	(722)	(127)	1,383
Other variations	(258)	(142)	652	747
Cash Flow from Operating Activities	3,617	2,048	2,949	12,343
CAPEX with IFRS16	(975)	(726)	(995)	(3,538)
Cash Flow from Operations with Capex	2,642	1,323	1,955	8,804
M&A and Sale of Assets	(509)	30	(41)	(506)
Cash Flow from Investments	(1,484)	(696)	(1,036)	(4,044)
Cash - Financial Results	(245)	(295)	(252)	(967)
Interest Income	287	166	253	1,005
Interest Expenses	(539)	(610)	(374)	(1,866)
Derivatives (cash)	52	7	(111)	(50)
FX Variation on Cash and Cash Equivalents	(406)	224	684	542
Cash Flow from Financing Activities	(852)	(509)	200	(1,336)
Free Cash Flow	1,282	844	2,114	6,962
Shares Buyback/IoC	(417)	(135)	(1,589)	(2,714)
Free Cash Flow	865	709	525	4,248
New Debt Amortizations	15	(430)	111	(1,045)
Cash Variations	880	279	636	3,202

*The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 28 of this report.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

Free Cash Flow

Free cash flow reached R$1.3 billion in 1Q25, R$0.4 billion more than in the same period of the previous year. Excluding the M&A expenses, the company achieved a cash conversion of 65%, reflecting the continuous journey of operational evolution. Below is a breakdown of the components of the free cash flow.

2,753
864
-1,484
-497
1,636
-355
1.282
511
1,793
Adjusted EBITDA 1Q25
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities excl. FX
Free Cash Flow 1Q25 excl. FX
Derivatives
Free Cash Flow 1Q25
M&A
Free Cash Flow 1Q25 Excl. M&A

Operating Cash Flow and Cash Conversion Cycle

Driven by a consistent operating profit, high cash conversion and a reduction in the financial cycle, the company achieved operating cash generation of R$3.6 billion, R$1.6 billion higher than in 1Q24.

The company's cash conversion cycle ended 1Q25 at -6.6 days, down 11.4 days on 1Q24 with the contribution of receipts from sales of commemoratives in the quarter and a higher balance payable to suppliers also justified by longer terms, especially in Capex.

Investment Cash Flow

Investment cash flow totaled R$1,484 million in 1Q25, an increase of R$788 million compared to the same period of the previous year due to higher Capex expenditures of R$249 million, the acquisition of 26% of Addoha Poultry Company for R$511 million, which was mitigated by the residual entry of R$1.8 million from the sale of assets executed in the second half of 2024.

In the quarter, R$ 383 million was allocated to growth, efficiency, and support; R$ 367 million to biological assets, and R$ 225 million to leasing and other expenses, as detailed in the table below:

CAPEX (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Growth	(88)	(15)	486.7%	(74)	18.9%
Efficieny	(56)	(45)	24.4%	(53)	5.7%
Support	(239)	(121)	97.5%	(261)	(8.4%)
Biological Assets	(367)	(333)	10.2%	(357)	2.8%
Commercial Lease and Others	(225)	(212)	6.1%	(250)	(10.0%)
Total	**(975)**	**(726)**	**34.3%**	**(995)**	**(2.0%)**
Total M&A and sales of assets	(509)	30	(1801.2%)	(41)	1132.4%
Total - CAPEX + M&A and sales of assets	**(1,484)**	**(696)**	**113.2%**	**(1,036)**	**43.2%**

Among the main projects in 1Q25 are the following:

Growth

- Investments in production units to apply for new authorizations to export and in production capacity for the domestic and foreign markets, in particular the units in Kezad - United Arab Emirates, Concórdia - SC, Toledo - PR and Videira - SC.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

Efficiency

- Improved agricultural efficiency and reduced costs at feed mills, especially at the Toledo - PR, Arroio do Meio - RS and Francisco Beltrão - PR units;
- Projects in poultry factories to improve the yield of raw materials, and the implementation of dynamic weighing systems and post-evisceration washing cabins; with emphasis on the production units in Toledo - PR, Marau - RS, Capinzal - SC, Mineiros - GO and Uberlândia - MG;
- Projects at pork factories to improve the yield of raw materials, especially at the production units in Concórdia - SC and Uberlândia - MG;
- Projects in industrialized products factories to improve the yield of finished products, especially at the production units in Concórdia - PR and Lucas do Rio Verde - MT;
- Progress in the digital journey with tools that favor operational efficiency in logistics, sales management and planning processes;
- Efficiency of energy resources at the Chapecó - SC and Toledo - PR units.

Support

- Adaptation of units and offices to standards and legislation, renewal of operating licenses, replacement of depreciated assets, recovery of damaged assets and improvements in working conditions, in particular investments in the following units: Carambeí – PR, Lucas do Rio Verde – MT, Concórdia – SC, Rio Verde – GO, Toledo – PR, Serafina Correia – RS and Lajeado - RS.
- Continued renewal of licenses needed to maintain the Company's activities and update management and operational support resources related to Information Technology;
- Maintenance of forestry and poultry transport operations.

Financial Cash Flow

In 1Q25, net interest expenses and financial expenses with a cash effect fell by R$242 million compared to 1Q24, mainly due to the higher liquidity position between periods. When incorporating the exchange rate effects of balance sheet hedging derivatives and the Exchange Variation in Cash and Cash Equivalents, the financial cash flow had a cash consumption of R$852 million in 1Q25, R$343 million higher than in the same period of the previous year.

7. INDEBTEDNESS

Debt (Million R$)	At 03.31.2025			At 12.31.2024		At 03.31.2024	
	Current	Non-current	Total	Total	Δ %	Total	Δ %
Local Currency	(417)	(8.196)	(8.613)	(8.340)	3,3%	(8.714)	(1,2%)
Foreign Currency*	(1.327)	(9.642)	(10.969)	(12.705)	(13,7%)	(10.699)	2,5%
Gross Debt	**(1.744)**	**(17.838)**	**(19.582)**	**(21.045)**	**(7,0%)**	**(19.414)**	**0,9%**
Cash Investments**							
Local Currency	6.993	83	7.076	5.016	41,1%	5.396	31,1%
Foreign Currency	6.251	273	6.524	7.704	(15,3%)	5.002	30,4%
Total Cash Investments	13.244	356	13.600	12.720	6,9%	10.397	30,8%
Net Debt	**11.500**	**(17.482)**	**(5.982)**	**(8.325)**	**(28,1%)**	**(9.016)**	**(33,7%)**

* Composed of Loans and Net Derivative Instruments.
* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

-2,760
(-33.2%)
-2,343
(-28.1%)
8,325
-3,617
1,484
497
-1,124
5,565
417
5,982
Net Debt 4Q24
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 1Q25 excl. shares buyback
Shares Buyback
Net Debt 1Q25

Amortizations for the quarter totaled R$94 million, mainly allocated to (i) working capital lines of R$74 million and (ii) the repurchase and early redemption of senior unsecured notes maturing in 2026 in the amount of R$20 million. Borrowings in 1Q25 totaled R$109 million, concentrated in working capital lines. The average term of debt ended 1Q25 at 8.1 years, a decrease of 0.3 year compared to 4Q24.

After the end of the quarter, on April 22, 2025, the company concluded its sixth issue of simple debentures, not convertible into shares, of the unsecured type, in up to 4 series, for private placement, in the total amount of R$1,250 million. Longer series of 15 and 20 years were issued for the first time. The debentures were privately placed with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. ("Securitizadora"), within the scope of its 390th issue of agribusiness receivables certificates ("CRA"), backed by agribusiness credit rights, for distribution to the general public. This transaction is in line with the company's debt profile management strategy, optimizing the term/cost ratio of its debt instruments. The proforma calculation of the average debt maturity, considering this new issue, is 8.5 years.

Net debt totaled R$5,982 million in 1Q25, a reduction of R$2,343 million compared to 4Q24. The company's net leverage, measured by the ratio between net debt and Adjusted EBITDA over the last twelve months, reached 0.54x in 1Q25 versus 0.79x in 4Q24. (equivalent leverage in USD reached 0.69x in 1Q25 versus 0.96x in 4Q24).

We highlight that the Fitch rating agency has raised the outlook for BRF's credit ratings on a global corporate scale from "stable" to "positive".

In the normal course of business, the Company may, from time to time, consider repurchasing any of its senior unsecured notes (bonds), debentures, or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reducing capital costs and optimizing foreign exchange indexation of its debt profile. Such repurchases may include open market transactions. In compliance with applicable laws, these transactions may be executed at any time, and the Company is not obligated to acquire any specific amount of the mentioned securities.

The Company reiterates that it has no financial leverage restrictive covenants and reaffirms its commitment to disciplined management of its capital structure, liquidity, and leverage.

Rating

Agency	Domestic	Outlook	Global	Outlook
Standard & Poor´s	AAA(bra)	Stable	BB	Positive
Fitch Ratings	AAA(bra)	Stable	BB+	Positive
Moody's Investors Service	-	-	Ba2	Stable

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Interim Financial Information, Individual and Consolidated | March 31, 2025

ESG HIGHLIGHTS

ESG Ranking

Participation in the ISE and Carbon Efficient Index portfolios, both on B3.

1st place among chicken producers and 2nd among pork producers in the Coller FAIRR Protein Producer Index.

Animal Welfare

Poultry and pork protein company ranked highest in the Benchmark on Farm Animal Welfare (BBFAW), the most important global ranking for farm animal welfare management.

Governance and Transparency

Publication of the Integrated Report 2024, in which we present our progress in economic, social and environmental terms. Reaffirming our commitment to transparency and governance.

Social Responsibility

Instituto BRF is celebrating its 13th anniversary, mobilizing 40,000 volunteers in social actions carried out in 70 Brazilian cities.

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ANNEXES

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	1Q25	1Q24	Chg. % y/y	4Q24	Chg. % q/q
Net Operating Revenues	15,512	13,378	16.0%	17,549	(11.6%)
Cost of Sales	(11,459)	(10,153)	12.9%	(13,078)	(12.4%)
% of the NOR	(73.9%)	(75.9%)	2.0 p.p.	(74.5%)	(0.6) p.p.
Gross Profit	4,053	3,224	25.7%	4,471	(9.4%)
% of the NOR	26.1%	24.1%	2.0 p.p.	25.5%	0.6 p.p.
Operating Expenses	(2,166)	(2,001)	8.3%	(2,630)	(17.6%)
% of the NOR	(14.0%)	(15.0%)	1.0 p.p.	(15.0%)	(1.0) p.p.
Operating Income	1,887	1,224	54.2%	1,841	2.5%
% of the NOR	12.2%	9.1%	3.1 p.p.	10.5%	1.7 p.p.
Other Operating Results	(4)	31	(112.8%)	32	(112.5%)
Income from Associates and Joint Ventures	2	(2)	175.0%	(4)	151.5%
EBIT	1,885	1,252	50.5%	1,869	0.8%
% of the NOR	12.1%	9.4%	2.7 p.p.	10.7%	1.5 p.p.
Net Financial Expenses	(457)	(538)	14.9%	(350)	(30.8%)
Income before Taxes	1,427	715	99.7%	1,520	(6.1%)
% of the NOR	9.2%	5.3%	3.9 p.p.	8.7%	0.5 p.p.
Income Tax and Social Contribution	(242)	(121)	100.3%	(652)	62.9%
% of Income before Taxes	(17.0%)	(16.9%)	0.1 p.p.	(42.9%)	(25.9) p.p.
Net Income - Continued Op.	1,185	594	99.6%	868	36.6%
% of the NOR	7.6%	4.4%	3.2 p.p.	4.9%	2.7 p.p.
EBITDA	2,723	2,100	29.7%	2,822	(3.5%)
% of the NOR	17.6%	15.7%	1.9 p.p.	16.1%	1.5 p.p.
Adjusted EBITDA	2,753	2,117	30.0%	2,803	(1.8%)
% of the NOR	17.7%	15.8%	1.9 p.p.	16.0%	1.7 p.p.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

Consolidated Balance Sheet

Balance Sheet - Assets (Million R$)	03.31.25	12.31.24
Current Assets		
Cash and cash equivalents	12,052	11,165
Marketable securities	930	894
Trade receivables	5,028	6,075
Notes receivable	30	32
Inventories	6,516	6,728
Biological assets	2,966	2,845
Recoverable taxes	2,558	2,214
Derivative financial instruments	217	63
Prepaid expenses	428	176
Advances	210	114
Restricted cash	263	276
Assets held for sale	2	3
Other current assets	259	244
Total Current Assets	**31,459**	**30,830**
Non-Current Assets		
Long-term assets	**9,192**	**9,974**
Marketable securities	291	324
Trade and other receivables	23	23
Notes receivable	8	8
Recoverable taxes	4,112	4,545
Deferred income taxes	1,902	2,331
Judicial deposits	404	422
Biological assets	1,820	1,787
Derivative financial instruments	398	252
Restricted cash	64	61
Other non-current assets	168	221
Investments	**619**	**129**
Property, Plant and Equipment	**15,134**	**15,068**
Intangible	**6,487**	**6,673**
Total Non-Current Assets	**31,431**	**31,845**
Total Assets	**62,890**	**62,675**

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Consolidated Balance Sheet

Balance Sheet - R$ Million	03.31.25	12.31.24
Current Liabilities		
Loans and borrowings	1,920	1,230
Trade accounts payable	14,055	13,558
Lease liability	977	1,015
Payroll, related charges and employee profit sharing	1,707	1,557
Taxes payable	1,071	1,142
Derivative financial instruments	41	383
Provision for tax, civil and labor risks	721	693
Employee benefits	92	95
Customer advances	430	476
Other current liabilities	558	672
Total Current Liabilities	**21,571**	**20,821**
Non-Current Liabilities		
Loans and borrowings	18,027	19,510
Trade accounts payable	6	12
Lease liability	3,131	2,978
Taxes payable	82	78
Provision for tax, civil and labor risks	1,544	1,539
Deferred income taxes	16	2
Employee benefits	458	467
Derivative financial instruments	209	236
Other non-current liabilities	469	533
Other non-current liabilities	**23,942**	**25,355**
Total Liabilities	**45,513**	**46,176**
Equity		
Capital	13,349	13,349
Capital reserves	2,763	2,763
Profit reserves	2,079	2,079
Other equity transactions	(141)	(142)
Accumulated gains	1,124	0
Treasury shares	(1,762)	(1,346)
Other comprehensive loss	(1,368)	(1,619)
Attributable to controlling shareholders	16,044	15,086
Non-controlling interests	1,332	1,414
Total Equity	**17,376**	**16,499**
Total Liabilities and Equity	**62,890**	**62,675**

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Interim Financial Information, Individual and Consolidated | March 31, 2025

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Milions)	1Q25	1Q24	4T24
Income (loss) from continuing operations	**1,185**	**594**	**868**
Adjustments to reconcile net income to cash generated	1,672	1,537	2,404
Changes in balance sheet balances	**2,857**	**2,131**	**3,272**
Trade accounts receivable	883	633	(715)
Inventories	(3)	420	1,029
Biological assets - current	(144)	(98)	(137)
Trade accounts payable	80	(1,028)	(583)
Cash generated by operating activities	**3,674**	**2,059**	**2,867**
Interest received	154	210	209
Other operating assets and liabilities	(214)	(347)	(303)
Net cash provided by operating activities	**3,613**	**1,922**	**2,772**
Additions to property, plant and equipment	(328)	(133)	(352)
Additions to biological assets - non-current	(390)	(353)	(385)
Proceeds from disposals of property, plant, equipments and investment	2	30	4
Additions to intangible assets	(48)	(41)	(26)
Other assets and liabilities from investing activities	(538)	49	(267)
Net cash used in investing activities	**(1,302)**	**(448)**	**(1,027)**
Proceeds from debt issuance	109	65	112
Repayment of debt	(94)	(491)	(185)
Payment of interest	(486)	(528)	(286)
Payment of interest derivatives - fair value hedge	(53)	(86)	95
Buyback Program	(417)	(135)	(444)
Dividends and IoC paid	0	0	(1,144)
Payment of lease liabilities	(209)	(198)	(231)
Net cash provided by (used in) financing activities	**(1,149)**	**(1,373)**	**(2,083)**
Effect of exchange rate variation on cash and cash equivalents	(275)	203	780
Net increase (decrease) in cash and cash equivalents	**887**	**303**	**443**

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 20 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow 1Q25	Variation of accounting cash 1Q25	APV e Derivatives	Commercial leasing	FX Variation on Cash	FX Variation on Cash Equivalents	Interest Income and Others	(+) Funding and Amortization	Withdrawals and Applications	(+) Shares Buyback/IoC	Managerial cash variation[1] 1Q25	(-) Funding and Amortization	(+) Shares Buyback/IoC	Free Cash Flow 1Q25
Cash Flow from Operanting Activities	3.613	139	-	-	-	(135)	-	(1)	-	3.617	-	-	3.617
Cash Flow from Investments	(1.302)	-	(209)	-	-	-	-	27	-	(1.484)	-	-	(1.484)
Cash Flow from Financing Activities	(1.149)	(139)	209	(275)	(131)	233	(15)	-	417	(852)	15	(417)	(1.253)
Exchange variation on cash and cash equivalents	(275)	-	-	275	-		-	-	-	-	-	-	-
Total	887	-	-	-	(131)	98	(15)	26	417	1.282	15	(417)	880

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

FULLY INTEGRATED BUSINESS MODEL
FROM FARM TO TABLE

1 Grain

Largest corn and soybean meal consumer in Brazil with **100%** traceability of grain suppliers.

2 Feed

+9.000 kton of feed and Premix produced in **24 units in Brazil.**

3 Farm

~8.4k integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program.

Poultry ~6MM heads/day of slaughtering capacity.

Pork ~40k heads/day of slaughtering capacity.

4 Facility

Modern industrial platform, strategically located close to the main producing regions of grains and consumer markets. **45 industrial facilities around the globe, producing +5mm tons of food per year.**

5 Distribution

+530,000 deliveries per month.

~60,000 containers exported to ~120 countries.

6 Point of sale

+440k customers.

~100,000 employees worldwide.

7 Consumer

Present in **~120 countries.**

Market share
40.5% in Brazil
36.6% in the Gulf countries
25.3% in Türkiye

brf

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Interim Financial Information, Individual and Consolidated | March 31, 2025

OUR GLOBAL OPERATIONS

Global cost-efficient operation, with modern and strategically located facilities

101
DISTRIBUTION CENTERS

45
INDUSTRIAL FACILITIES

Asia
Commercial Office
Austria
Commercial Office
Türkiye
3 Industrial Facilities
25 Distribution Centers
China
1 Industrial Facility
Middle East
3 Industrial Facilities[1]
17 Distribution Centers
Paraguay
1 Industrial Facility
Chile
Commercial Office
1 Distribution Center
Uruguay
Commercial Office
1 Distribution Center
Brazil
37 Industrial Facilities
57 Distribution Centers
South Africa
Commercial Office

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Interim Financial Information, Individual and Consolidated | March 31, 2025

OUR PRODUCTS

BRF has a broad portfolio with synergies among segments

IN NATURA

Poultry and Pork

Sadia, Perdigão, Banvit, Sadia, Perdix, Hilal, Confidence

PROCESSED FOODS

Ready meals, sausages, franks, cold cuts and spreads

Sadia, Perdigão, Qualy, Deline, Claybom, Banvit, Sadia, Perdix

INGREDIENTS

Viscera flour, fats and hydrolyzed

brf ingredients

PET

Dry and moist food and snacks for dogs and cats

Balance, Biofresh, Gran Plus, Guabi Natural

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Interim Financial Information, Individual and Consolidated | March 31, 2025

TOP OF MIND PREFERRED BRANDS IN BRAZIL

Sadia

MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector

Sadia and Qualy are TOP OF MIND BRANDS for +10 consecutive years

Qualy

Qualy is a TOP-SELLING MARGARINE BRAND In Brazil

PERDIGÃO

Perdigão is the MOST PRESENT FOOD BRAND in Brazilian homes

FOLHA TOP of MIND 2024

Sadia

Qualy

WINNING together, in Christmas dinners, Smoked sausage, and Margarines

MARKET SHARE in Processed products

40.5%

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Interim Financial Information, Individual and Consolidated | March 31, 2025

LEADERSHIP OVER DECADES IN THE HALAL MARKET

DISTRIBUTION CONTROL
in key markets

VAST PORTFOLIO OF BRANDS
with high share of processed food

MARKET SHARE	36.6%	25.3%
	In the GCC	in Türkiye

Banvit
Sadia
Confidence

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Interim Financial Information, Individual and Consolidated | March 31, 2025

IR CONTACT

Investor Relations Website: https://ri.brf-global.com/

Investor Relations Phone: +55 (11) 23225377

E-mail: acoes@brf.com

Leticia Vaccaro
E-mail: leticia.vaccaro@brf.com

Fernanda Coutinho
E-mail: fernanda.coutinho@brf.com

Leonardo Squarizi
E-mail: leonardo.squarizi@brf.com

Bruno Cunha
E-mail: bruno.cunha@brf.com

João Vale
E-mail: joao.vale@brf.com

Press

E-mail: imprensa@brf.com

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Interim Financial Information, Individual and Consolidated | March 31, 2025

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country	03.31.25	12.31.24
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
MBR Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00
Sadia Alimentos S.A.U.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(a)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory Sole Propr. LLC		Import, export, industrialization and commercialization of products	UAE (1)	100.00	100.00
Badi Ltd.		Holding	UAE (1)	100.00	100.00
Banvit Bandirma Vitaminli Yem Sanayii AS		Import, industrialization and commercialization of products	Turkey	91.71	91.71
BRF Arabia Holding Company JCS		Holding	Saudi Arabia	70.00	70.00
BRF Arabia Food Industry Ltd.		Preparation and preservation of meat, fish, crustaceans and mollusks and production of oils and animal and plant based fats	Saudi Arabia	100.00	100.00
BRF Foods GmbH	(d)	Industrialization, import and commercialization of products	Austria	-	100.00
BRF Foods LLC		Industrialization, import and commercialization of products	UAE (1)	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Supply Management Co.	(a)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Federal Foods LLC	(a)	Import, commercialization and distribution of products	UAE (1)	49.00	49.00
Federal Foods Qatar	(a)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.	(c)	Manufacturing and sale of animal feed	Brazil	-	100.00
Hercosul Distribuição Ltda.	(c)	Import, export, wholesale and retail sale of food products for animals	Brazil	-	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE (1)	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
Sadia Chile SpA		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Coligadas e Joint Ventures
Addoha Poultry Company	(e)	Industrialization and commercialization of products	Saudi Arabia	26.00	-
Al Samina Agricultural Production Company	(e)	Broiler chicken farming	Saudi Arabia	100.00	-
PlantPlus Foods LLC	(f)	Management of assets	Brazil	30.00	-
PlantPlus Foods Brasil	(f)	Management of assets	Brazil	0.10	-
Potengi Holdings S.A.	(b)	Holding	Brazil	50.00	50.00
PR-SAD Administração de Bem Próprio S.A.		Management of assets	Brazil	33.33	33.33

(1) UAE – United Arab Emirates.

(2) EUA – United States of America.

(a)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(b)	Affiliate with subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12).
(c)	On January 2, 2025, the subsidiaries Hercosul Alimentos Ltda. and Hercosul Distribuição Ltda. were merged into Mogiana Alimentos S.A.
(d)	On January 2, 2025, BRF Foods GmbH was merged into BRF GmbH.
(e)	On January 14, 2025, a shareholders' agreement was signed, ensuring effective participation in the administration of Addoha. Al Samina is a wholly owned subsidiary of Addoha.
(f)	On January 23, 2025, the transfer of shares in PlantPlus LLC and PlantPlus Brasil to BRF was finalized.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

Location of Subsidiaries, Affiliates and Join Ventures

1.2.	Climate events in Rio Grande do Sul

On May 1st, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events causing material and environmental damage, with the destruction of homes, roads and bridges, as well as the compromise of the functioning of local and regional public and private institutions and the closure of public roads.

The Company was affected by total and partial shutdowns in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations, incurring losses and additional expenses related to the production process. A total of R$ 1,184 was recognized under the 'Cost of Goods Sold' category in the consolidated financial statement for the period ending March 31, 2025.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Rio Grande do Sul.

1.3.	Incident at the plant in Carambeí - PR

On August 1st, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. In the same month, the Company was able to gradually resume operations at the unit.

Due to the fire, the Company recognized in its results for the period expenses mainly related to losses in the production process, expenses for structural and equipment recovery, as well as partial reimbursement of the claim received from insurers, generating a practically neutral impact for the period ended on March 31, 2025.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Carambeí - PR.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

1.4.	Acquisition of stake in Addoha Poultry Company

On October 31, 2024, BRF Arabia Holding Company (“BRF Arabia”), joint venture 70% owned by BRF and 30% by Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund da Arabia Saudita (“PIF”), has entered into a binding agreement to acquire 26% da Addoha Poultry Company, a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia.

On January 14, 2025, a shareholders' agreement was signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company's management and allowing the know-how of BRF and HPDC to contribute to maximizing synergies between the entities. On this date, the acquisition was concluded, and of its total value of SAR316,200 (equivalent to R$511,105), R$188,351 was recorded as investment and R$322,754 was recorded as goodwill for future profitability expectations.

Since Addoha is an associate of BRF Arabia, and due to the significant influence in this associate, the investment was accounted for using the equity method, with the amount of R$4,341 recorded as equity method income for the period ended March 31, 2025.

1.5.	Acquistion of processed foods factory in Henan Province in China

On November 20, 2024, BRF GmbH, a wholly owned subsidiary of the Company, has signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a processed foods factory in Henan Province, China.

On April 30, 2025, the transaction was closed. The total value of the transaction is USD 44,986, equivalent to R$ 254,630 on that date, and it did not constitute a business combination as it only involved an asset acquisition transaction.

The factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines. The acquisition solidifies the company's presence in the Chinese market and consolidates its ability to serve customers in the region.

1.6.	Term sheet Gelprime

On December 17, 2024, MBR Investimentos Ltda., a company controlled by BRF, has signed a term sheet with the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holding

Ltda., holders of 100% (one hundred percent) of the capital stock of Gelprime Indústria e Comércio de

Produtos Alimentos Ltda. ("Gelprime"), a company that produces, sells and distributes gelatin and collagen through the processing of animal origin raw material.

The Term Sheet establishes the main terms and conditions for the acquisition, by MBR, of 50% of Gelprime capital stock ("Acquisition") for the value of R$ 312,500, subject to possible adjustment.

Following the term sheet, on March 14, 2025, an Investment Agreement was signed, additionally stipulating that the acquisition will be divided between subscription and purchase and sale of shares, which may be subject to adjustments. Depending on its performance over the next three years, the price may be increased by an amount of up to USD 13,600, equivalent to R$ 78,082 on the date of the Investment Agreement. On the same date, BRF made an advance for future capital increase in the amount of R$ 60,000 to MBR (note 12.1), which used the funds to make an initial advance for the total acquisition value.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

The completion of the transaction is subject to the fulfillment of certain usual precedent conditions for this type of transaction, including the transformation of Gelprime into a corporation and prior approval of the transaction by the Administrative Council for Economic Defense – CADE.

1.7.    Acquisition of stake in joint venture PlantPlus Foods, LLC.

On November 7, 2024, Marfrig Global Foods (“Marfrig”) and Archer-Daniels-Midland Company (“ADM”) mutually agreed to dissolve their partnership through a joint venture called PlantPlus Foods, LLC (“PlantPlus LLC”) located in the United States, in which Marfrig held a 70% stake, responsible for the operation, production, and distribution of the products, and ADM held a 30% stake, through the supply of ingredients and technical know-how for the development of plant-based products.

Considering that ADM expressed an interest in discontinuing its participation in the joint venture and the existence of synergies between PlantPlus LLC's product portfolio and BRF's, the Company took over ADM's 30% stake in PlantPlus LLC and 0.10% in PlantPlus Foods Brasil Ltda. (“PlantPlus Brasil”), with no cash disbursement to BRF, nor assumption of obligations.

The operation was approved without reservations by the Administrative Council for Economic Defense (“CADE”) and, on January 23, 2025, the transfer of the shares of PlantPlus LLC from ADM to BRF was completed.

The investments in the joint ventures PlantPlus LLC and PlantPlus Brasil were accounted for using the equity method, and an expense of R$64 was recorded as equity method result for the period ended March 31, 2025

1.8.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and, in 2025, occurred between February 28, 2025, and March 29, 2025.

2.	Basic of preparation and presentation of interim financial information

The Parent Company’s and Consolidated interim financial information were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Securities and Exchange Commission (“CVM”), in accordance with CPC 21 (R1) – Interim Financial Statements, and ii) international financial reporting standards (“IFRS”), IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by management.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

The Parent Company’s and Consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values are also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated interim financial information requires management to make judgments, use estimates, and adopt assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions, and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates, and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated interim financial information were prepared based on the recoverable historical cost, except for the items maintained at fair value as described in note 3.4 of the Financial Statements for the year ended on December 31, 2024.

The Company prepared its Parent Company’s and Consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of material accounting policies

The material accounting policies applied in the preparation of this interim financial information have been included in the respective explanatory notes and are consistent across all periods presented.

The Parent Company’s and Consolidated interim financial information, in this case, quarterly information, aim to provide updates based on the latest complete annual financial statements. Therefore, they focus on new activities, events, and circumstances and do not repeat previously disclosed information, except when management deems it relevant to maintain certain information.

The interim financial information presented here was prepared based on the accounting policies and estimation calculation methods adopted in the preparation of the annual financial statements for the year ended December 31, 2024, uniformly for all entities in the group.

3.1.	Hyperinflationary Economies

The Company has subsidiaries in Argentina and Turkey, countries considered to have hyperinflationary economies. For the Turkish subsidiary, the inflation rate for the period ended March 31, 2025 was 10.1%. In the consolidated information for the period ended March 31, 2025, the hyperinflation adjustment impacted the Income before Financial Results in R$(50,785) (R$(47,602) in the same period of the previous year), and a revenue was recognized that impacted the Financial Result in R$56,237 (R$137,752 in the period ended March 31, 2024) and the Net Income (Loss) in R$14,543 (R$53,028 in the same period of the previous year).

For the Argentine subsidiary, the inflation rate for the period ended March 31, 2025 was 8.52%, and the hyperinflation adjustment impacted the Income before Financial Results in R$199 (R$(289) in the same period of the previous year), the Financial Result in R$2,338 (R$(3,915) in the period ended March 31, 2024) and the Net Income (Loss) in R$(1,132) (R$(4,586) in the same period of the previous year).

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Interim Financial Information, Individual and Consolidated | March 31, 2025

3.2.	Standards issued but not yet effective

The following amendments to standards have been issued and approved by the IASB and CVM but are not yet effective for the fiscal year 2025:

•	CVM Resolution No. 193/23, with amendments introduced by CVM Resolution No. 219/24 and CVM Resolution No. 227/25 - Provides for the preparation and disclosure of the sustainability-related financial information report, based on the international standard issued by the International Sustainability Standards Board (“ISSB”) – Implementation on January 1, 2026;

•	Amendments to IFRS 18: Presentation and Disclosure in Financial Statements – Implementation on January 1, 2027;

•	Amendments to IFRS 19: Subsidiaries without Public Accountability: Disclosures – Implementation on January 1, 2027.

The Company and its subsidiaries are monitoring potential impacts that these new standards may bring to the Group and do not expect significant effects, except for IFRS 18 and CVM Resolution No. 193/23.

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Interim Financial Information, Individual and Consolidated | March 31, 2025

4.	Cash and cash equivalents
	Average rate (1)	Parent company		Consolidated
		03.31.25	12.31.24	03.31.25	12.31.24
Cash and bank accounts
Brazilian reais	-	177,598	269,699	216,062	296,529
Saudi riyal	-	-	-	96,753	256,879
U.S. dollar	-	150,461	162,389	754,803	630,990
Euro	-	29,204	4,603	48,124	16,995
Turkish lira	-	-	-	4,807	6,348
Other currencies	-	45	78	243,486	170,621
		357,308	436,769	1,364,035	1,378,362
Cash equivalents
In Brazilian reais
Investment funds	14.15%	3,370	4,727	3,370	4,727
Offshore note (3)		-	-	-	1,501,608
Bank deposit certificates	14.24%	5,677,370	3,545,946	5,829,327	3,716,958
		5,680,740	3,550,673	5,832,697	5,223,293
In U.S. Dollar
Term deposit	4.90%	-	-	3,601,301	2,721,270
Overnight	-	3,610	1,582	3,610	1,582
Other currencies
Term deposit (Saudi riyal)	5.50%	-	-	254,426	959,103
Term deposit (2)		-	-	995,898	881,754
		3,610	1,582	4,855,235	4,563,709
		6,041,658	3,989,024	12,051,967	11,165,364
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 45.23% (49.57% on December 31, 2024).
(3)	Represent an investment in a financial institution on the international market with a balance in real.

52

Interim Financial Information, Individual and Consolidated | March 31, 2025

5.	Marketable secutities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		03.31.25	12.31.24	03.31.25	12.31.24
Fair value through other comprehensive income
National treasury notes (5)	8.52	R$	11.63	893,451	859,029	893,451	859,029
Equity securities (3)	-	USD	-	-	-	14,356	15,481
				893,451	859,029	907,807	874,510
Fair value through profit and loss
Financial treasury bills	0.92	R$	11.26	36,077	35,031	36,077	35,031
Investment funds - FIDC II	1.08	R$	-	18,664	18,450	18,664	18,450
Other	0.08	R$	-	-	-	20	20
				54,741	53,481	54,761	53,501
Amortized cost
Sovereign bonds and other (4)	5.05	USD	6.81	-	-	258,354	289,880
				948,192	912,510	1,220,922	1,217,891
Current				929,528	894,060	929,548	894,080
Non-current (6)				18,664	18,450	291,374	323,811

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$23,255 (R$22,530 on December 31, 2024). The amounts are denominated in Bonds in U.S. Dollar at a weighted average annual rate of 6.81% (U.S. Dollar 6.82 on December 31, 2024)
(5)	FVTOCI: Fair Value through Other Comprehensive Income R$45,887.
(6)	Maturity until May of 2035.

On March 31, 2025, the amount of R$26,100 (R$69,753 on December 31, 2024) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

53

Interim Financial Information, Individual and Consolidated | March 31, 2025

6.	Trade Accounts and Notes Receivable
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Trade accounts receivable
Domestic market
Third parties	1,341,650	2,285,150	1,433,917	2,420,942
Related parties	48,084	51,834	9,206	16,402
	1,389,734	2,336,984	1,443,123	2,437,344

Foreign market
Third parties	2,662,786	2,906,380	4,275,948	4,395,420
Related parties	2,075,056	3,299,865	45,269	30,924
	4,737,842	6,206,245	4,321,217	4,426,344

( - ) Adjustment to present value ("APV")	(21,638)	(28,340)	(32,888)	(39,291)
( - ) Expected credit losses	(620,971)	(659,030)	(680,662)	(726,764)
	5,484,967	7,855,859	5,050,790	6,097,633

Current	5,462,354	7,834,133	5,027,869	6,075,013
Non-current	22,613	21,726	22,921	22,620

Notes receivable	58,824	61,628	58,824	61,628
( - ) Adjustment to present value ("APV")	(4,829)	(5,910)	(4,829)	(5,910)
( - ) Expected credit losses	(15,397)	(15,381)	(15,397)	(15,381)
	38,598	40,337	38,598	40,337
Current	30,355	32,302	30,355	32,302
Non-current (1)	8,243	8,035	8,243	8,035
(1)	On March 31, 2025, the weighted average maturity is 2 years.

For sales in the external market on credit, the Company has insurance, letters of credit, and other guarantees in the amount of R$1,561,120 (R$1,441,599 on December 31, 2024), which cover 82.4% (78.8% on December 31, 2024) of this modality.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF II”), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

On March 31, 2025, FIDC BRF II has an outstanding balance of R$979,936 (R$959,434 on December 31, 2024) related to such credit rights, which were ceased to be recognized in the Company’s statement of financial position when the credits were sold.

On March 31, 2025, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	03.31.25	03.31.25
Beginning balance	(659,030)	(726,764)
(Additions) reversals	(1,001)	(4,751)
Write-offs	2,548	9,976
Exchange rate variation	36,512	40,877
Ending balance	(620,971)	(680,662)

54

Interim Financial Information, Individual and Consolidated | March 31, 2025

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Not overdue	5,330,854	7,749,078	4,536,003	5,904,865
Overdue
01 to 60 days	131,509	120,451	485,538	203,179
61 to 90 days	21,689	5,050	30,976	9,228
91 to 120 days	12,403	711	15,039	2,891
121 to 180 days	913	934	1,808	9,307
181 to 360 days	15,621	23,131	31,681	41,254
More than 360 days	614,587	643,874	663,295	692,964
( - ) Adjustment to present value ("APV")	(21,638)	(28,340)	(32,888)	(39,291)
( - ) Expected credit losses	(620,971)	(659,030)	(680,662)	(726,764)
	5,484,967	7,855,859	5,050,790	6,097,633
7.	Inventories
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Finished goods	1,784,593	1,553,208	3,521,944	3,574,304
Work in progress	368,330	354,152	421,804	409,037
Raw materials	1,203,359	1,373,016	1,358,279	1,589,282
Packaging materials	129,790	116,731	169,857	154,696
Secondary materials	623,652	571,303	686,087	621,207
Supplies	128,296	128,313	194,070	190,041
Imports in transit	233,749	235,125	234,534	236,453
Other	50,884	68,521	60,780	68,528
(-) Adjustment to present value ("APV") (1)	(124,080)	(110,867)	(130,994)	(115,546)
	4,398,573	4,289,502	6,516,361	6,728,002
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of the reduction to net realizable value of inventories, for which the additions, reversals, and write-offs were recorded against the Cost of Goods Sold, are presented in the table below:

	Parent company
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
	03.31.25	03.31.25	03.31.25	03.31.25
Beginning balance	(1,256)	(17,739)	(664)	(19,659)
Additions	(2,601)	(9,505)	(6,427)	(18,533)
Reversals	2,633	-	-	2,633
Write-offs	-	14,675	1,531	16,206
Ending balance	(1,224)	(12,569)	(5,560)	(19,353)

55

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
	03.31.25	03.31.25	03.31.25	03.31.25
Beginning balance	(1,403)	(24,861)	(1,017)	(27,281)
Additions	(4,488)	(19,226)	(8,460)	(32,174)
Reversals	2,961	-	-	2,961
Write-offs	-	25,282	2,212	27,494
Monetary correction by Hyperinflation	-	-	-	-
Exchange rate variation	268	141	37	446
Ending balance	(2,662)	(18,664)	(7,228)	(28,554)
8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The roll-forward of the biological assets during the period is presented below:

	Parent company
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
	03.31.25	03.31.25	03.31.25	03.31.25
Beginning balance	2,659,317	1,215,393	470,338	1,685,731
Additions/Transfer	6,215,003	176,207	23,417	199,624
Changes in fair value	872,161	(97,475)	-	(97,475)
Harvest	-	-	(10,246)	(10,246)
Write-off	-	-	-	-
Transfer between current and non-current	51,406	(51,406)	-	(51,406)
Transfer to inventories	(7,013,996)	-	-	-
Ending balance	2,783,891	1,242,719	483,509	1,726,228

	Consolidated
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
	03.31.25	03.31.25	03.31.25	03.31.25
Beginning balance	2,844,633	1,316,899	470,338	1,787,237
Additions/Transfer	6,879,209	190,224	23,417	213,641
Changes in fair value	1,014,238	(111,214)	-	(111,214)
Harvest	-	-	(10,246)	(10,246)
Write-off	-	-	-	-
Transfer between current and non-current	52,977	(52,977)	-	(52,977)
Transfer to inventories	(7,802,022)	-	-	-
Exchange variation	(26,492)	(14,151)	-	(14,151)
Monetary correction by Hyperinflation	3,151	7,588	-	7,588
Ending balance	2,965,694	1,336,369	483,509	1,819,878

56

Interim Financial Information, Individual and Consolidated | March 31, 2025

The change in the biological asset includes depreciation of breeders and depletion of forests in the amount of R$315,902 in the Parent Company and R$351,472 in the Consolidated (R$335,242 in the Parent Company and R$368,066 in the Consolidated on March 31, 2024).

The estimated quantities of live animals on March 31, 2025, are 171,836 thousand head of poultry and 4,835 thousand head of pork at the Parent Company (177,889 thousand head of poultry and 4,865 thousand head of pork on December 31, 2024). In the Consolidated, there are 194,840 thousand heads of poultry and 4,835 thousand heads of pork (201,241 thousand heads of poultry and 4,865 thousand heads of pork on December 31, 2024).

The Company has forests pledged as collateral for financing and tax and civil contingencies on March 31, 2025, in the amount of R$57,501 in the Parent Company and in the Consolidated (R$70,025 in the Parent Company and in the Consolidated on December 31, 2024).

9.	Recoverable Taxes
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Recoverable ICMS and VAT	1,943,186	1,900,655	2,461,435	2,473,731
Recoverable PIS and COFINS	1,956,372	2,031,212	1,966,120	2,040,746
Recoverable IPI	1,176,364	1,176,162	1,187,611	1,177,941
Recoverable INSS	419,108	422,154	419,108	422,163
Recoverable income taxes	445,246	430,454	678,900	683,051
Other recoverable taxes	101,779	102,546	101,949	102,951
(-) Impairment	(144,620)	(140,750)	(144,821)	(140,951)
	5,897,435	5,922,433	6,670,302	6,759,632

Current	1,802,282	1,393,036	2,558,318	2,214,186
Non-current	4,095,153	4,529,397	4,111,984	4,545,446

9.1	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

On October 16, 2024, BRF and Marfrig entered into an agreement for the acquisition of up to R$350,000 of ICMS credits accrued in the State of São Paulo owned by Marfrig, with a market-compatible discount applied. The utilization will be carried out according to the Company's monthly assessment in the State, with total compensation expected by July 2025. As of March 31, 2025, R$336,000 had been transferred (R$256,000 as of December 31, 2024) and the Company compensated the amount of R$247,144 related to these credits (R$178,076 as of December 31, 2024).

57

Interim Financial Information, Individual and Consolidated | March 31, 2025

9.2	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of March 31, 2025, the updated balance of the processes related to the exclusion of ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,654,979 (R$1,720,431 as of December 31, 2024). The monetary update of balances is recognized against Net financial income (expenses).

9.3	IPI – industrialized product tax

The Company has recognized tax assets as a result of gains from lawsuits related to IPI, especially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on March 31, 2025, is R$1,185,146 (R$1,185,146 on December 31, 2024), of which R$1,162,991 (R$1,162,991 on December 31, 2024) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,155 (R$22,155 on December 31, 2024). The monetary update of balances is recognized against Net financial income (expenses).

9.4	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5	Realization of Brazilian federal tax credits

The Company used recoverable balances of PIS, COFINS, IPI, and Other to offset federal taxes payable such as INSS, Income Taxes, and Other in the amount of R$297,337 for the period ended on March 31, 2025 (R$1,433,559 for the year ended on December 31, 2024), preserving its liquidity and optimizing its capital structure.

58

Interim Financial Information, Individual and Consolidated | March 31, 2025

10.	Deferred Income Taxes
10.1	Breakdown
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Assets
Tax losses carryforward	2,504,706	2,504,706	2,543,369	2,543,398
Negative calculation basis (social contribution)	901,694	901,694	915,613	915,623

Temporary differences - Assets
Provisions for tax, civil and labor risks	387,973	392,062	393,741	394,642
Expected credit losses	186,856	209,378	192,592	215,626
Impairment on tax credits	50,728	54,853	50,794	54,853
Provision for other obligations	64,409	86,636	74,276	110,059
Write-down to net realizable value of inventories	6,649	6,842	8,493	10,248
Employees' benefits plan	108,655	106,134	138,772	133,783
Lease basis difference	274,716	256,005	276,495	256,418
Share-based payment	27,672	26,967	27,672	26,967
Adjustment to the expcted annual rate	352,851	-	352,851	-
Other temporary differences	74,779	243,259	132,207	299,549
	4,941,688	4,788,536	5,106,875	4,961,166

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(336,071)	(337,038)
Depreciation (useful life) basis difference	(1,116,781)	(1,096,046)	(1,138,573)	(1,118,093)
Business combination (1)	(956,612)	(959,663)	(956,612)	(959,663)
Monetary correction by Hyperinflation	-	-	(32,852)	(46,319)
Unrealized gains on derivatives, net	(260,082)	(120,326)	(260,082)	(120,326)
Unrealized fair value gains, net	(77,638)	(26,986)	(79,688)	(29,977)
Other - exchange rate variation	(331,804)	-	(331,804)	-
Other temporary differences	(87,675)	(24,197)	(84,862)	(20,671)
	(3,153,597)	(2,550,223)	(3,220,544)	(2,632,087)

Total deferred taxes	1,788,091	2,238,313	1,886,331	2,329,079

Total Assets	1,788,091	2,238,313	1,902,404	2,331,012
Total Liabilities	-	-	(16,073)	(1,933)
	1,788,091	2,238,313	1,886,331	2,329,079
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

As of March 31, 2025, the Parent Company has accumulated tax losses of Income Tax (IRPJ) and negative bases of Contributions on Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,254,668 (R$6,266,431 as of December 31, 2024). In Consolidated, tax losses at local income tax rates represent the amount of R$6,377,893 (R$6,380,870 as of December 31, 2024). Of these amounts, R$3,406,400 in the Parent Company and R$3,458,982 in Consolidated (R$3,406,400 in the Parent Company and R$3,459,021 in Consolidated as of December 31, 2024) are recognized in assets, according to the expectation of recoverability over a ten-year period.

The roll-forward of deferred income taxes, net, is set forth below:

	Parent company	Consolidated
	03.31.25	03.31.25
Beginning balance	2,238,313	2,329,079
Deferred income taxes recognized	(206,191)	(199,012)
Deferred income taxes recognized in other comprehensive income	(244,031)	(244,037)
Other	-	301
Ending balance	1,788,091	1,886,331

59

Interim Financial Information, Individual and Consolidated | March 31, 2025

10.2	Effective income tax rate reconciliation
		Parent company	Consolidated
	2025	2024	2025	2024

	Jan - mar	Jan - mar	Jan - mar	Jan - mar

Income (loss) before taxes	1,326,847	494,167	1,427,248	714,668
Nominal tax rate	34%	34%	34%	34%
Expenses at nominal tax rates	(451,128)	(168,017)	(485,264)	(242,987)

Adjustments to income taxes
Income from associates and joint ventures	(184,608)	305,539	614	(818)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	(41,685)	219,171
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	(136,721)	30,588
Deferred tax assets not recognized (1)	-	(151,343)	(13,953)	(151,321)
Interest on taxes	11,218	20,033	12,651	20,073
Tax paid on international subsidiaries	45,376	-	45,376	-
Adjustment for the expected tax rate in the fiscal year	352,851	-	352,851	-
Other permanent differences	23,879	4,614	23,954	4,370
	(202,412)	10,826	(242,177)	(120,924)

Effective rate	15.3%	-2.2%	17.0%	16.9%

Current tax	3,779	203	(43,165)	(127,858)
Deferred tax	(206,191)	10,623	(199,012)	6,934

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial Deposits

The roll-forward of the judicial deposits is set forth below:

	Parent company
				03.31.25
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	186,872	156,833	64,334	408,039
Additions	-	19,727	150	19,877
Release in favor of the Company	(1,820)	(5,253)	208	(6,865)
Release in favor of the counterparty	(4,733)	(28,231)	(44)	(33,008)
Interest	3,014	3,535	912	7,461
Ending balance	183,333	146,611	65,560	395,504

60

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
				03.31.25
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	192,057	160,130	70,146	422,333
Additions	29	19,875	161	20,065
Release in favor of the Company	(1,820)	(5,203)	208	(6,815)
Release in favor of the counterparty	(4,733)	(28,248)	(5,813)	(38,794)
Interest	3,070	3,709	901	7,680
Ending balance	188,603	150,263	65,603	404,469
12.	Investments
12.1	Composition and roll-forward of the investments
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Investments	13,214,118	13,925,136	618,074	128,699
Investment in subsidiaries	13,085,280	13,796,437	-	-
Participações em coligadas e joint ventures	128,838	128,699	618,074	128,699
Other investments	583	583	583	584
	13,214,701	13,925,719	618,657	129,283

61

Interim Financial Information, Individual and Consolidated | March 31, 2025

The roll-forward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year	Capital transaction		Other
	Beginning balance (12.31.24)	Income (loss) from associates and joint ventures	Advance for future capital increase	Acquisition (sale) of equity interest	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (03.31.25)
Direct subsidiaries
BRF Energia S.A.	12,979	462	-	-	-	-	13,441
BRF Foods UK Ltd.	1,999	(33)	-	-	(100)	-	1,866
BRF GmbH	12,437,503	(510,268)	-	-	(210,626)	-	11,716,609
MBR Investimentos	6,259	86	60,000	-	-	-	66,345
BRF Pet S.A.	1,287,674	(35,442)	-	-	(11,860)	-	1,240,372
Sadia Alimentos S.A.U.	2,024	(533)	-	-	831	-	2,322
Sadia Uruguay S.A.	46,274	(1,114)	-		(1,903)	-	43,257

Indirect subsidiaries
Hercosul International S.R.L.	1,006	8	-	-	(635)	-	379
Proud Food Lda	719	22	-	-	(52)	-	689
Sadia Chile SpA	55	6,644	-	-	1,889	(8,588)	-

Affiliated
Potengi Holdings S.A.	120,616	(2,736)	-	-	-	-	117,880
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	-	-	8,083
PlantPlus Foods LLC	-	(63)	-	2,922	-	-	2,859
PlantPlus Foods Brasil	-	(1)	-	17	-	-	16

	13,925,191	(542,968)	60,000	2,939	(222,456)	(8,588)	13,214,118

On March 31, 2025, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

62

Interim Financial Information, Individual and Consolidated | March 31, 2025

13.	Property, plant e equipment

The rollforward of fixed assets, which includes the right-of-use balances (note 17.1), is presented below:

	Parent company
	Average rate (1)	12.31.24	Additions	Disposals	Transfers (2)	03.31.25
Cost
Land		535,043	455	(434)	-	535,064
Buildings, facilities and improvements		12,785,804	183,030	(127,158)	117,116	12,958,792
Machinery and equipment		9,653,352	14,391	(11,564)	164,030	9,820,209
Furniture and fixtures		135,632	13	(1,604)	1,960	136,001
Vehicles		147,623	94,307	(2,476)	-	239,454
Construction in progress		599,239	284,498	-	(264,282)	619,455
Advances to suppliers		15,204	3,695	-	(11,449)	7,450
		23,871,897	580,389	(143,236)	7,375	24,316,425

Depreciation
Land (3)	5.00%	(17,348)	(1,009)	90	-	(18,267)
Buildings, facilities and improvements	2.86%	(5,352,383)	(205,869)	116,096	508	(5,441,648)
Machinery and equipment	5.80%	(5,262,441)	(119,661)	8,071	(4,742)	(5,378,773)
Furniture and fixtures	6.70%	(68,414)	(1,835)	1,018	133	(69,098)
Vehicles	15.07%	(109,293)	(17,154)	2,384	-	(124,063)
		(10,809,879)	(345,528)	127,659	(4,101)	(11,031,849)
		13,062,018	234,861	(15,577)	3,274	13,284,576
(1)	Weighted average annual rate
(2)	Refers to the transfer of R$157 to intangible assets and R$3,117 to assets held for sale
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$413 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

63

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	Average rate (1)	12.31.24	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	03.31.25
Cost
Land		784,718	455	(1,254)	(6,189)	-	(23,012)	754,718
Buildings, facilities and improvements		13,970,153	213,089	(183,806)	33,644	139,018	(99,923)	14,072,175
Machinery and equipment		10,963,286	14,899	(12,819)	28,411	131,231	(120,573)	11,004,435
Furniture and fixtures		269,845	49	(1,889)	5,229	2,101	(16,009)	259,326
Vehicles		502,545	104,690	(4,104)	682	15,616	(27,961)	591,468
Construction in progress		645,621	321,157	(69)	639	(274,169)	(2,807)	690,372
Advances to suppliers		19,719	6,460	-	15	(14,211)	(331)	11,652
		27,155,887	660,799	(203,941)	62,431	(414)	(290,616)	27,384,146

Depreciation
Land (3)	5.00%	(58,976)	(2,432)	90	4,363	-	3,259	(53,696)
Buildings, facilities and improvements	3.06%	(5,779,019)	(231,432)	172,641	(8,293)	(14,879)	33,330	(5,827,652)
Machinery and equipment	5.96%	(5,846,956)	(136,120)	8,292	(22,116)	15,059	49,910	(5,931,931)
Furniture and fixtures	7.87%	(121,541)	(3,100)	1,210	(2,430)	216	6,080	(119,565)
Vehicles	15.17%	(281,166)	(49,189)	2,390	1,674	(4,498)	13,338	(317,451)
		(12,087,658)	(422,273)	184,623	(26,802)	(4,102)	105,917	(12,250,295)
		15,068,229	238,526	(19,318)	35,629	(4,516)	(184,699)	15,133,851
(1)	Weighted average annual rate
(2)	Refers to the transfer of R$7,632 to intangible assets and R$3,117 to assets held for sale
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$413 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

64

Interim Financial Information, Individual and Consolidated | March 31, 2025

The amount of capitalized borrowing costs during the period ended March 31, 2025 was R$10,972 in the Parent Company and R$11,216 in the Consolidated (R$9,436 in the Parent Company and R$9,823 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the period ended March 31, 2025 was 8.12% p.a. in the Parent Company and 10.28% p.a. in the Consolidated (8.47% p.a. in the Parent Company and 11.03% p.a. in the Consolidated in the year ended December 31, 2024).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	03.31.25	12.31.24	03.31.25	12.31.24
Land	Financial/tax/civil	61,945	62,144	61,945	62,144
Buildings, facilities and improvements	Financial/tax	952,378	947,286	952,378	947,286
Machinery and equipment	Financial/labor/tax/civil	1,026,877	1,036,448	1,026,877	1,036,448
Furniture and fixtures	Financial/tax	11,700	11,751	11,700	11,751
Vehicles	Financial/tax	76	82	76	82
		2,052,976	2,057,711	2,052,976	2,057,711
14.	Intangible assets

The intangible assets roll forward, is set forth below:

		Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	12.31.24
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		12,646	1,126	-	-	13,772
Patents		1,810	-	-	-	1,810
Software		587,126	-	(199)	46,406	633,333
Intangible in progress		37,260	42,794	-	(46,563)	33,491
		3,575,382	43,920	(199)	(157)	3,618,946

Amortization
Non-compete agreement	44.52%	(10,844)	(902)	-	-	(11,746)
Patents	10.00%	(1,697)	(6)	-	-	(1,703)
Software	36.33%	(369,967)	(33,906)	199	-	(403,674)
		(382,508)	(34,814)	199	-	(417,123)
		3,192,874	9,106	-	(157)	3,201,823
(1)	Weighted average annual remaining rate.

65

Interim Financial Information, Individual and Consolidated | March 31, 2025

		Consolidated
	Average rate (1)	12.31.24	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	03.31.25
Cost
Goodwill		3,771,262	-	-	-	21,351	(134,936)	3,657,677
Trademarks		2,006,266	-	-	-	25,247	(52,438)	1,979,075
Non-compete agreement		57,019	1,126	-	-	-	(3,062)	55,083
Patents		5,386	-	-	-	373	(640)	5,119
Customer relationship		1,654,610	-	-	-	49,409	(154,816)	1,549,203
Software		700,208	-	(307)	56,335	6,635	(14,604)	748,267
Intangible in progress		37,692	46,898	-	(48,703)	(36)	(19)	35,832
		8,232,443	48,024	(307)	7,632	102,979	(360,515)	8,030,256

Amortization
Non-compete agreement	44.52%	(54,468)	(1,016)	-	-	-	3,062	(52,422)
Patents	8.61%	(4,150)	(107)	-	-	(184)	450	(3,991)
Customer relationship	6.46%	(1,034,270)	(26,300)	-	-	(31,752)	101,294	(991,028)
Software	35.65%	(466,344)	(37,563)	268	-	(6,350)	13,757	(496,232)
		(1,559,232)	(64,986)	268	-	(38,286)	118,563	(1,543,673)
		6,673,211	(16,962)	(39)	7,632	64,693	(241,952)	6,486,583
(1)	Weighted average annual remaining rate.

66

Interim Financial Information, Individual and Consolidated | March 31, 2025

15.	Loans and borrowings

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.24	Borrowing	Interest paid	Interest accrued (3)	Exchange rate variation	03.31.25
Local currency
Export credit facility	CDI	15.80% (13.77% on 12.31.24)	2.45	1,113,401	-	(26,313)	41,997	-	1,129,085
Debentures	CDI / IPCA / Fixed	11.44% (11.45% on 12.31.24)	5.56	7,226,736	(127)	(118,642)	375,893	-	7,483,860
					-	-	-	-
Fiscal incentives	Fixed	0% (0% on 12.31.24)	-	-	-	(5)	5	-	-

				8,340,137	(127)	(144,960)	417,895	-	8,612,945

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.34% on 12.31.24)	15.81	7,842,004	-	(228,561)	118,373	(577,050)	7,154,766
Export credit facility	Fixed / SOFR /FX USD	4.24% (4.24% on 12.31.24)	3.49	1,598,101	-	(31,004)	15,674	(116,536)	1,466,235
				9,440,105	-	(259,565)	134,047	(693,586)	8,621,001
				17,780,242	(127)	(404,525)	551,942	(693,586)	17,233,946

Current				952,565					815,654
Non-current				16,827,677					16,418,292
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

67

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.24
Local currency
Export credit facility	CDI	15.80% (13.77% on 12.31.24)	2.45	1,113,400	-	-	(26,312)	41,997	-	1,129,085
Debentures	CDI / IPCA / Fixed	11.44% (11.24% on 12.31.24)	5.56	7,226,736	(127)	-	(118,642)	375,893	-	7,483,860

Fiscal incentives	Fixed	0% (0% on 12.31.24)	-	-	-	-	(5)	5	-	-
				8,340,136	(127)	-	(144,959)	417,895	-	8,612,945

Foreign currency
Bonds	Fixed / FX USD	5.16% (5.16% on 12.31.24)	13.20	9,601,353	-	(20,696)	(263,589)	135,763	(704,399)	8,748,432
Export credit facility	Fixed /SOFR / FX USD	4.24% (4.24% on 12.31.24)	3.49	1,598,102	-	-	(31,005)	15,674	(116,536)	1,466,235
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	10.31% (10.62% on 12.31.24)	0.87	1,200,957	109,453	(73,515)	(46,413)	32,158	(103,672)	1,118,968

				12,400,412	109,453	(94,211)	(341,007)	183,595	(924,607)	11,333,635
				20,740,548	109,326	(94,211)	(485,966)	601,490	(924,607)	19,946,580

Current				1,230,273						1,919,705
Non-current				19,510,275						18,026,875
(1)	Weighted average annual rate.
(2)	average maturity in years
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

The maturity schedule of the loans and borrowings is presented on note 23.1.

On March 31, 2025 and on December 31, 2024, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

68

Interim Financial Information, Individual and Consolidated | March 31, 2025

15.1	Guarantees

On March 31, 2025, the amount of bank guarantees contracted by the Company was of R$179,224 (R$195,798 as of December 31, 2024) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.61% p.a. (1.63% p.a. as of December 31, 2024).

16.	Trade accounts payable
	Parent company		Consolidated
	03.31.25	12.31.24	03.31.25	12.31.24
Trade accounts payable
Domestic market
Third parties	11,144,436	10,691,833	11,345,511	10,888,870
Related parties	348,022	404,215	37,668	36,380
	11,492,458	11,096,048	11,383,179	10,925,250

Foreign market
Third parties	1,307,084	1,311,144	2,882,524	2,833,403
Related parties	9,475	17,466	24,580	5,587
	1,316,559	1,328,610	2,907,104	2,838,990

(-) Adjustment to present value ("APV")	(217,762)	(185,412)	(229,283)	(194,190)
	12,591,255	12,239,246	14,061,000	13,570,050

Current	12,585,579	12,227,480	14,054,892	13,558,284
Non-current	5,676	11,766	6,108	11,766

The Company has partnerships with several financial institutions that allow suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). Suppliers have the freedom to choose whether or not to anticipate their receivables and with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in cases of restricted supply, better commercial conditions, among others, without modifying the commercial essence of the relationship.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

The balances of invoices included in the Supply Chain Finance are R$4,253,222 in the Parent Company and R$4,463,599 in the Consolidated on March 31, 2025 (R$4,735,503 in the Parent Company and R$4,942,713 in the Consolidated on December 31, 2024). The average payment term agreed with suppliers who choose to participate in the Program is substantially similar to the average payment term agreed with non-participating suppliers.

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

69

Interim Financial Information, Individual and Consolidated | March 31, 2025

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment (note 13).

	Parent company
	Average rate (1)	12.31.24	Additions	Disposals	03.31.25
Cost
Land		36,081	454	(433)	36,102
Buildings, facilities and improvements		4,496,383	183,030	(126,897)	4,552,516
Machinery and equipment		151,781	13,936	(741)	164,976
Vehicles		140,437	94,307	(2,476)	232,268
		4,824,682	291,727	(130,547)	4,985,862

Depreciation
Land	11.02%	(16,771)	(990)	90	(17,671)
Buildings, facilities and improvements	13.36%	(1,838,731)	(154,138)	115,935	(1,876,934)
Machinery and equipment	20.07%	(54,921)	(8,176)	244	(62,853)
Vehicles	62.56%	(102,689)	(17,091)	2,384	(117,396)
		(2,013,112)	(180,395)	118,653	(2,074,854)
		2,811,570	111,332	(11,894)	2,911,008
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.24	Additions	Disposals	Transfer	Monetary correction by Hyperinflation	Exchange rate variation	03.31.25
Cost
Land		156,818	454	(433)	-	(9,143)	(9,235)	138,461
Buildings, facilities and improvements		4,770,918	213,089	(183,424)	22,495	14,248	(22,188)	4,815,138
Machinery and equipment		203,958	14,423	(741)	(38,191)	-	(117)	179,332
Vehicles		479,356	104,690	(4,103)	15,696	715	(27,564)	568,790
		5,611,050	332,656	(188,701)	-	5,820	(59,104)	5,701,721

Depreciation
Land	6.97%	(58,397)	(2,413)	90	-	4,363	3,259	(53,098)
Buildings, facilities and improvements	15.84%	(2,023,004)	(173,361)	172,447	(17,494)	(7,003)	15,073	(2,033,342)
Machinery and equipment	20.42%	(81,885)	(8,794)	206	22,072	-	103	(68,298)
Vehicles	54.60%	(258,994)	(48,967)	2,391	(4,578)	1,562	12,972	(295,614)
		(2,422,280)	(233,535)	175,134	-	(1,078)	31,407	(2,450,352)
		3,188,770	99,121	(13,567)	-	4,742	(27,697)	3,251,369
(1)	Weighted average annual rate.

70

Interim Financial Information, Individual and Consolidated | March 31, 2025

17.2	Lease liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.24	Additions	Payments	Interest paid	Interest accrued	Disposals	Current	Non-current	03.31.25
Land	13.7%	6.90	25,153	454	(543)	(805)	805	(398)	4,450	20,216	24,666
Buildings, facilities and improvements (2)	10.0%	6.70	3,417,059	183,030	(131,656)	(32,063)	84,217	(30,257)	777,418	2,712,912	3,490,330
Machinery and equipment	14.9%	3.70	108,104	13,936	(7,317)	(4,023)	4,023	(539)	29,985	84,199	114,184
Vehicles	3.2%	0.50	43,385	94,307	(17,696)	(944)	944	(111)	26,819	93,066	119,885

	10.0%	6.4	3,593,701	291,727	(157,212)	(37,835)	89,989	(31,305)	838,672	2,910,393	3,749,065

Current			847,407								838,672
Non-current			2,746,294								2,910,393
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,461,411 in the Parent Company and in the Consolidated (R$2,349,173 in the Parent Company and in the Consolidated on December 31, 2024) referring to the right of use identified on integrated producers contracts.

		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.24	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	Current	Non-current	03.31.25
Land	8.7%	8.4	119,805	454	(1,345)	(2,346)	2,346	(395)	(6,909)	11,800	99,810	111,610
Buildings, facilities and improvements (2)	9.9%	2.6	3,514,736	213,089	(150,453)	(33,989)	86,143	(30,268)	(1,674)	822,847	2,774,737	3,597,584
Machinery and equipment	14.5%	2.8	135,150	14,423	(7,803)	(4,246)	4,246	(539)	(17,666)	33,717	89,848	123,565
Vehicles	5.8%	2.4	223,238	104,690	(49,005)	(3,890)	3,890	(114)	(3,643)	108,658	166,508	275,166
	9.7%	6.3	3,992,929	332,656	(208,606)	(44,471)	96,625	(31,316)	(29,892)	977,022	3,130,903	4,107,925

Current			1,014,813									977,022
Non-current			2,978,116									3,130,903
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,461,411 in the Parent Company and in the Consolidated (R$2,349,173 in the Parent Company and in the Consolidated on December 31, 2024) referring to the right of use identified on integrated producers contracts.
17.3	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	03.31.25	03.31.25
Current	838,673	977,023
Non-current	2,910,391	3,130,902
2026	516,568	571,931
2027	577,505	630,614
2028	440,245	473,922
2029	365,909	379,455
2030 onwards	1,010,164	1,074,980
	3,749,064	4,107,925

71

Interim Financial Information, Individual and Consolidated | March 31, 2025

17.4	recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including low-value assets, short-term leases and leases with variable payments.

	Parent Company	Consolidated
	03.31.25	03.31.25
Variable payments not included in the lease liabilities	3,252	3,252
Expenses related to short-term leases	2,843	4,985
Expenses related to low-value assets	4,951	4,967
	11,046	13,204
18.	Share-based payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2024 (note 18).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted (2)	Outstanding shares	Fair value of the shares

07/01/22	07/01/25	4,703,472	1,192,089	14.11
06/01/23	06/01/26	4,758,877	3,032,183	7.38
07/01/23	07/01/26	2,108,504	1,285,307	8.98
04/01/24	04/01/27	2,323,377	2,223,949	16.35
07/01/24	07/01/27	1,086,352	1,080,407	19.54
		14,980,582	8,813,935
(1)	Amounts expressed in Brazilian Reais.
(2)	granted before income tax deduction.

The rollforward of the granted options and shares for the period ended on March 31, 2025, is presented as follows:

Consolidated

Outstanding stocks as of December 31, 2024	9,712,356
Forfeiture (1) :
Restricted stocks – grant of april, 2024	(254,336)
Restricted stocks – grant of July, 2024	(34,560)
Restricted stocks – grant of July, 2023	(38,898)
Restricted stocks – grant of June, 2023	(392,581)
Restricted stocks – grant of July, 2022	(178,046)
Outstanding stocks as of March 31, 2025	8,813,935
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered the fair value of share-based compensation plans in the amount of R$132,262 under shareholders’ equity (R$131,872 as of December 31, 2024) and in the amount of R$42,883 under non-current liabilities (R$47,301 as of December 31, 2024). Regarding these plans, expenses of R$2,266 were recognized in the Parent Company and R$2,266 in the Consolidated for the three-month period ended March 31, 2025 (R$28,289 in the Parent Company and R$28,345 in the Consolidated for the three-month period ended March 31, 2024).

72

Interim Financial Information, Individual and Consolidated | March 31, 2025

19.	Employees benefits

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2024 (note 19) and have not been changed during the following periods.

The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.25	12.31.24	03.31.25	12.31.24
Medical assistance	62,036	60,486	62,661	61,278
F.G.T.S. Penalty (1)	77,449	75,771	77,449	75,771
Award for length of service	113,791	111,071	113,791	111,071
Other (2)	66,298	64,831	296,078	314,283
	319,574	312,159	549,979	562,403

Current	63,959	63,959	92,182	95,276
Non-current	255,615	248,200	457,797	467,127
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.
20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

73

Interim Financial Information, Individual and Consolidated | March 31, 2025

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					03.31.25
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	1,337,104	428,159	365,136	50,830	2,181,229
Additions	17,097	72,891	4,927	-	94,915
Reversals	(5,307)	(27,504)	(3,451)	-	(36,262)
Payments	(21,442)	(59,556)	(4,447)	-	(85,445)
Interest	22,470	25,737	2,556	-	50,763
Ending balance	1,349,922	439,727	364,721	50,830	2,205,200

Current					716,172
Non-current					1,489,028
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
					03.31.25
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	1,339,666	436,422	371,305	84,721	2,232,114
Additions	22,547	74,087	5,873	-	102,507
Reversals	(6,270)	(27,516)	(7,478)	-	(41,264)
Payments	(21,434)	(59,556)	(4,447)	-	(85,437)
Interest	22,563	26,675	9,206	-	58,444
Exchange rate variation	(16)	(697)	(26)	-	(739)
Ending balance	1,357,056	449,415	374,433	84,721	2,265,625

Current					721,318
Non-current					1,544,307
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company has contingencies for which losses are possible, according to the assessment prepared by Management with support from legal advisors. On March 31, 2025, the total amount of possible contingencies was R$22,659,158 (R$22,388,927 on December 31, 2024) and have the same characteristics as those disclosed in the financial statements for the year ended December 31, 2024. Of these, R$20,142,108 (R$19,881,466 as of December 31, 2024) are of a tax nature, R$299,359 (R$331,877 as of December 31, 2024) of a labor nature, and R$2,217,691 (R$2,175,584 as of December 31, 2024) of a civil and other nature, and, of which solely the ones arising from the business combination with Sadia, Hercosul, and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$84,721 (R$84,721 as of December 31, 2024).

74

Interim Financial Information, Individual and Consolidated | March 31, 2025

21.	Equity
21.1	Capital stock

On March 31, 2025, the subscribed and paid capital of the Company was R$13,653,418, composed of 1,682,473,246 common book-entry shares with no par value. The realized value of the capital stock in the balance sheet is net of the public offering expenses of R$304,262, which covers the period from 2009 to 2024.

21.2	Rollforward of outstanding shares

The outstanding shares are calculated by the number of common shares reduced by the number of treasury shares.

		Parent company
Quantity of outstanding of shares
	03.31.25	12.31.24
Beginning balance	1,620,844,075	1,682,473,246
Repurchase of shares	(21,044,000)	(61,629,171)
Issue of shares on 07.13.23	-	-
Delivery of restricted shares	-	-
Ending balance	1,599,800,075	1,620,844,075
21.3	Capital reserves and other equity transactions

Parent company and Consolidated
	03.31.25	12.31.24
Capital reserves	2,763,364	2,763,364
Other equity transactions	(141,218)	(141,608)
Share-based payments	132,262	131,872
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)

21.4	Treasury shares

The rollforward in treasury shares in the period ended March 31, 2025, is presented below:

		Parent company
Quantity of outstanding of shares
	03.31.25	12.31.24
Shares at the beggining of the year	61,629,171	3,817,179
Repurchase of shares	21,044,000	59,835,200
Delivery of restricted shares	-	(2,023,208)
Shares at the end of the year (1)	82,673,171	61,629,171

(1) Treasury shares are registered at an average cost, in units of Reais, of R$21,32 per share.

75

Interim Financial Information, Individual and Consolidated | March 31, 2025

21.4.1	Repurchase of shares

On February 26, 2025, the Company's Board of Directors approved, within the scope of the share repurchase program of its own issuance, an additional up to 15 million common shares to the amount of 6,544,000 already repurchased by the Company up to this date.

The share repurchase was as follows:

	2024		2025
	Total	Jan - mar (1)	Total
Program II
Number of shares acquired	45,835,200	21,044,000	66,879,200
Average unit price (in units of reais)	23.83	19.80	22.56
Total value	1,092,105	416,742	1,508,847

(1) On March 31, 2025, the Company had an unreacquired balance of 500,000 shares.

22.	Earnings (loss) per share
	2025	2024
	Jan - mar	Jan - mar
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	1,124,435	504,993
Basic denominator
Common shares	1,682,473,246	1,682,473,246
Weighted average number of outstanding shares - basic	1,610,923,390	1,670,951,834
Net income (loss) per share basic - R$	0.69801	0.30222

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	1,124,435	504,993

Diluted denominator
Weighted average number of outstanding shares - basic	1,610,923,390	1,670,951,834
Number of potential shares	2,605,426	1,524,354
Weighted average number of outstanding shares - diluted	1,613,528,816	1,672,476,188
Net income (loss) per share diluted - R$	0.69688	0.30194

76

Interim Financial Information, Individual and Consolidated | March 31, 2025

23.	Financial instruments and risk management
23.1	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 17, 2024, valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with: (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On March 31, 2025, the non-current consolidated gross debt, as presented below, represented 91.09% (92.63% as of December 31, 2024) of the total gross debt, which has an average term of 8.1 years.

77

Interim Financial Information, Individual and Consolidated | March 31, 2025

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	03.31.25			12.31.24
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,502,548)	(9,831,087)	(11,333,635)	(12,400,412)
Local currency loans and borrowings	(417,157)	(8,195,788)	(8,612,945)	(8,340,136)
Derivative financial instruments, net	175,948	188,870	364,818	(304,579)
Gross debt	(1,743,757)	(17,838,005)	(19,581,762)	(21,045,127)

Cash and cash equivalents	12,051,967	-	12,051,967	11,165,364
Marketable securities	929,548	291,374	1,220,922	1,217,891
Restricted cash	262,686	64,287	326,973	336,815
	13,244,201	355,661	13,599,862	12,720,070
Net debt	11,500,444	(17,482,344)	(5,981,900)	(8,325,057)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	03.31.25	12.31.24	03.31.25	12.31.24
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	195,044	35,484	195,044	35,484
Commodities price risk	23.2.2	11,515	20,727	11,515	20,727
Interest rate risk	23.2.3	398,100	251,795	398,100	251,795
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	9,987	6,597	9,987	6,597
		614,646	314,603	614,646	314,603

Current assets		216,542	63,033	216,542	63,033
Non-current assets		398,104	251,570	398,104	251,570

Liabilities
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	(25,928)	(360,557)	(25,928)	(360,557)
Commodities price risk	23.2.2	(9,341)	(22,102)	(9,341)	(22,102)
Interest rate risk	23.2.3	(210,177)	(236,523)	(210,177)	(236,523)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(4,380)	-	(4,382)	-
		(249,826)	(619,182)	(249,828)	(619,182)

Current liabilities		(40,594)	(382,976)	(40,594)	(382,976)
Non-current liabilities		(209,232)	(236,206)	(209,234)	(236,206)

Position of derivative financial instruments - net		364,820	(304,579)	364,818	(304,579)

78

Interim Financial Information, Individual and Consolidated | March 31, 2025

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.25
	Book value	Contractual cash flow	Up to 12 months	Abr-Mar 2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	17,233,946	27,729,494	1,775,547	1,438,892	3,427,552	1,894,575	1,600,193	17,592,735
Principal		17,765,566	651,611	691,611	2,393,237	1,042,022	815,680	12,171,405
Interest		9,963,928	1,123,936	747,281	1,034,315	852,553	784,513	5,421,330
Trade accounts payable	12,591,255	12,809,017	12,809,017	-	-	-	-	-
Lease liabilities	3,749,064	4,777,119	896,122	589,762	704,497	573,842	509,619	1,503,277
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	210,177	(210,057)	-	-	-	-	-	(210,057)
Foreign exchange risk	25,928	25,928	25,928	-	-	-		-
Commodities price risk	9,341	9,341	9,341	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	4,380	4,380	4,380	-	-	-	-	-

	Consolidated
	03.31.25
	Book value	Contractual cash flow	Up to 12 months	Abr-Mar 2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	19,946,580	30,651,689	3,050,028	3,082,644	3,431,514	1,894,575	1,600,193	17,592,735
Principal		20,529,418	1,804,521	2,299,417	2,396,373	1,042,022	815,680	12,171,405
Interest		10,122,271	1,245,507	783,227	1,035,141	852,553	784,513	5,421,330
Trade accounts payable	14,061,000	14,290,283	14,290,283	-	-	-	-	-
Lease liabilities	4,107,925	5,212,160	1,043,949	652,969	769,285	617,739	528,485	1,599,733
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	210,177	(210,057)	-	-	-	-	-	(210,057)
Foreign exchange risk	25,928	25,928	25,928	-	-	-	-	-
Commodities price risk	9,341	9,341	9,341	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	4,382	4,380	4,380	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2	Market risk management
23.2.1	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates,

reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

79

Interim Financial Information, Individual and Consolidated | March 31, 2025

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.25	12.31.24
Cash and cash equivalents	4,465,305	4,276,065
Trade accounts receivable	6,441,930	6,238,093
Trade accounts payable	(2,514,027)	(1,377,169)
Loans and borrowings	(9,866,599)	(9,726,343)
Other assets and liabilities, net	2,621,191	1,570,012
Exposure of assets and liabilities in foreign currencies	1,147,800	980,658
Derivative financial instruments (hedge)	(371,958)	(773,197)
Exposure in result, net	775,842	207,461

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	03.31.25	12.31.24
U.S. Dollars (USD)	(51,429)	(2,052,569)
Euros (EUR)	334,603	1,879,079
Yen (JPY)	(747)	(1,501)
Angolan kwanza (AOA)	32,295	36,366
Turkish Liras (TRY)	329,387	267,834
Argentinian Peso (ARS)	(2,443)	(2,125)
Chilean Pesos (CLP)	134,176	80,377
Total	775,842	207,461

(1) The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy, the Company recognized under Financial Expenses in the Consolidated an income from foreign exchange derivatives of R$50,847 for the period ended March 31, 2025 (income of R$73,185 in the same period of the previous year). The exchange rate variation of assets and liabilities in the Consolidated resulted in an expense of R$12,196 for the period ended March 31, 2025 (expense of R$79,211 for the period ended March 31, 2024).

80

Interim Financial Information, Individual and Consolidated | March 31, 2025

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on March 31, 2025 and are set forth below:

03.31.25
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	BRL	EUR	2st Qtr. 2025	EUR	(60,000)	6.3641	3,440
Non-deliverable forward	USD	CLP	2st Qtr. 2025	CLP	25,000	937.9980	2,818
Non-deliverable forward	USD	EUR	3th Qtr. 2024	EUR	(75,000)	1.1010	3,727
Non-deliverable forward	USD	EUR	2st Qtr. 2025	EUR	(100,000)	1.0832	(4,380)

							5,605

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy, the Company recognized under Consolidated Net Revenue an expense of R$36,771 for the period ended March 31, 2025 (income of R$47,437 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on March 31, 2025 are set forth below:

03.31.25
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2025	USD	180,000	5.9430	30,393
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2025	USD	126,000	6.1740	32,797
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2025	USD	127,000	6.4642	49,693
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	18,000	6.3553	3,425
Collar	USD Exports	BRL	USD	2nd Qtr. 2025	USD	274,000	6.0426	35,163
Collar	USD Exports	BRL	USD	3rd Qtr. 2025	USD	80,000	6.2579	12,183
Collar	USD Exports	BRL	USD	4th Qtr. 2025	USD	20,000	6.5806	4,555
Collar	USD Exports	BRL	USD	1st Qtr. 2025	USD	24,000	6.4619	908
						849,000		169,117

(1) Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

81

Interim Financial Information, Individual and Consolidated | March 31, 2025

As a result of this strategy, the Company recognized an income of R$103,071, net of income tax, under Other comprehensive income for the period ended March 31, 2025 (expense of R$38,880 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on March 31, 2025 are set forth below:

03.31.25
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(122,191)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(175,975)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(118,335)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	(12,465)
					209,582		(428,966)

(1) Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

(2) Designated on August 1st, 2019.

(3) Designated on November 9, 2022.

23.2.2	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy, the Company recognized under Consolidated Cost of Goods Sold an expense of R$13,175 for the period ended March 31, 2025 (expense of R$120,742 for the period ended March 31, 2024).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on March 31, 2025, are set forth below:

03.31.25
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2025	24,989	ton	341.41	(663)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2025	38,989	ton	347.84	(1,824)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4rd Qtr. 2025	14,000	ton	357.70	(920)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2025	95,997	ton	177.93	401
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2025	140,589	ton	1,270.26	2,262
Collar - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2025	166,941	ton	1,256.54	(1,124)
				481,505			(1,868)

(1) Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on March

31, 2025, are set forth below:

82

Interim Financial Information, Individual and Consolidated | March 31, 2025

03.31.25
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2026	2,000	ton	375.36	(50)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2025	76,216	ton	173.46	992
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2026	19,899	ton	188.25	1,006
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2026	1,651	ton	187.43	33
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	222,102	ton	1,129.29	(333)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2025	6,480	ton	1,297.88	20
				328,348			1,668

(1) price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates foreign exchange exposure and therefore contracted the following derivatives and designated them as fair value hedges:

03.31.25
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2025	USD	9,426	6.0634	1,957
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2026	USD	4,497	6.2860	417
						13,923		2,374

The outstanding and settled derivative instruments of commodity risk hedging strategies represent effects on the balance sheet of: i) the Inventories item in the Consolidated in the debit amount of R$9,868 on March 31, 2025 (R$41,538 credit on March 31, 2024); ii) the other comprehensive income item in the credit amount of R$29,996 on March 31, 2025 (R$29,447 credit on December 31, 2024).

23.2.3	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy, the Company recognized under Financial Income and Expenses an income of R$119,768 for the period ended March 31, 2025 (expense of R$105,375 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of March 31, 2025 are presented in the table below:

83

Interim Financial Information, Individual and Consolidated | March 31, 2025

03.31.25
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	31,511	(3,902)
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	24,965	(2,941)
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	79,650	(141,809)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	85,746	(42,061)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% a.a.	1,000,000	BRL	92,810	(96,563)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% of CDI	990,000	BRL	83,298	(13,444)
Interest rate swap	Debenture - 5th issue IPCA + 7.23%	2nd Qtr. 2034	IPCA + 7.23% a.a.	CDI + 0.98% a.a.	1,595,000	BRL	(106,235)	(91,148)
Interest rate swap	Debenture - 5th issue PRÉ + 12.92%	2nd Qtr. 2031	PRÉ 12.92% a.a.	CDI + 0.89% a.a.	925,000	BRL	(103,822)	(89,544)
					5,905,000		187,923	(481,412)
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

84

Interim Financial Information, Individual and Consolidated | March 31, 2025

23.5	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on March 31, 2025 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, Management uses the Focus report for the American Dollar as a reference inserting the quotes for the current and subsequent years. The likely scenario for other currencies is determined based on the US Dollar parity.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of March 31, 2025, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

85

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	4.1720	5.0660	5.9600	6.8540	7.7480

Monetary assets and liabilities	349,977	150,716	(48,545)	(247,806)	(447,067)
Derivative instruments - not designated	(335,914)	(144,660)	46,594	237,848	429,102
Net effect	14,063	6,056	(1,951)	(9,958)	(17,965)

EUR	4.5041	5.4693	6.4344	7.3996	8.3648

Monetary assets and liabilities	(489,867)	(210,959)	67,949	346,857	625,765
Derivative instruments - not designated	398,371	171,557	(55,257)	(282,071)	(508,885)
Net effect	(91,496)	(39,402)	12,692	64,786	116,880

JPY	0.0278	0.0338	0.0398	0.0457	0.0517

Monetary assets and liabilities	204	88	(28)	(145)	(261)
Net effect	204	88	(28)	(145)	(261)

TRY	0.1099	0.1335	0.1570	0.1806	0.2042

Monetary assets and liabilities	(90,071)	(38,789)	12,494	63,776	115,058
Net effect	(90,071)	(38,789)	12,494	63,776	115,058

AOA	0.0046	0.0056	0.0065	0.0075	0.0085

Monetary assets and liabilities	(8,846)	(3,821)	1,204	6,228	11,253
Net effect	(8,846)	(3,821)	1,204	6,228	11,253

ARS	0.0039	0.0047	0.0056	0.0064	0.0072

Monetary assets and liabilities	667	287	(94)	(474)	(855)
Net effect	667	287	(94)	(474)	(855)

CLP	0.0044	0.0053	0.0062	0.0072	0.0081

Monetary assets and liabilities	(76,113)	(32,909)	10,294	53,498	96,702
Derivative Instruments - Not designated	39,342	17,010	(5,321)	(27,652)	(49,984)
Net effect	(36,771)	(15,899)	4,973	25,846	46,718

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1720	5.0660	5.9600	6.8540	7.7480

Revenue in USD	(1,333,100)	(574,094)	184,912	943,918	1,702,924
NDF	708,160	304,966	(98,228)	(501,422)	(904,616)
Collar	598,990	243,178	(36,849)	(218,746)	(559,699)
Net effect	(25,950)	(25,950)	49,835	223,750	238,609

86

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1720	5.0660	5.9600	6.8540	7.7480

Cost of Sales	(21,862)	(9,415)	3,033	15,480	27,927
NDF	21,862	9,415	(3,033)	(15,480)	(27,927)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	266	323	380	437	494
	0	0	0	0	0
Cost of Sales	(228)	(114)	-	114	228
NDF	228	114	-	(114)	(228)
Net effect	-	-	-	-	-

Soybean meal - CBOT	233	283	333	383	433
	0	0	0	0	0
Cost of sales	7,790	3,895	-	(3,895)	(7,790)
Collar	(7,790)	(3,895)	-	3,895	7,790
Net effect	-	-	-	-	-

Soybean oil - CBOT	-	-	-	-	-
	0
Cost of sales	-	-	-	-	-
NDF	-	-	-	-	-
Net effect	-	-	-	-	-

Corn - CBOT	124	150	176	203	229

Cost of sales	(94)	(47)	-	47	94
Collar	(3,769)	(1,176)	-	1,576	4,168
NDF	5,074	2,537	-	(2,537)	(5,074)
Net effect	1,211	1,314	-	(914)	(812)

Corn - B3	856	1,040	1,223	1,407	1,590

Cost of sales	28,969	14,485	-	(14,485)	(28,969)
Collar	(72,395)	(15,197)	-	12,064	59,974
Future	81,933	40,966	-	(40,966)	(81,933)
Net effect	38,507	40,254	-	(43,387)	(50,928)

87

Interim Financial Information, Individual and Consolidated | March 31, 2025

23.6	Financial instruments by category
	Parent company
	03.31.25
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	357,308	-	-	357,308
Cash equivalents	-	-	5,684,350	5,684,350
Marketable securities	-	893,451	54,741	948,192
Restricted cash	35,154	-	-	35,154
Trade accounts receivable	5,231,702	-	253,265	5,484,967
Notes receivables	38,598	-	-	38,598
Derivatives not designated	-	-	9,987	9,987
Derivatives designated as hedge accounting (1)	-	-	604,659	604,659

Liabilities
Trade accounts payable	(12,591,255)	-	-	(12,591,255)
Loans and borrowings (2)	(10,899,110)	-	(6,334,836)	(17,233,946)
Derivatives not designated	-	-	(4,380)	(4,380)
Derivatives designated as hedge accounting (1)	-	-	(245,446)	(245,446)
	(17,827,603)	893,451	22,340	(16,911,812)

	Consolidated
	03.31.25
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,364,035	-	-	1,364,035
Cash equivalents	-	-	10,687,932	10,687,932
Marketable securities	258,354	907,807	54,761	1,220,922
Restricted cash	326,973	-	-	326,973
Trade accounts receivable	4,797,525	-	253,265	5,050,790
Notes receivables	38,598	-	-	38,598
Derivatives not designated	-	-	9,987	9,987
Derivatives designated as hedge accounting (1)	-	-	604,659	604,659

Liabilities
Trade accounts payable	(14,061,000)	-	-	(14,061,000)
Loans and borrowings (2)	(13,611,744)	-	(6,334,836)	(19,946,580)
Derivatives not designated	-	-	(4,382)	(4,382)
Derivatives designated as hedge accounting (1)	-	-	(245,446)	(245,446)
	(20,887,259)	907,807	5,025,940	(14,953,512)

(1) All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.

(2) The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

(3) FVTOCI: Fair Value Through Other Comprehensive Income.

88

Interim Financial Information, Individual and Consolidated | March 31, 2025

23.7	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the classification of financial instruments recorded at fair value by measurement hierarchy. Throughout the period ended March 31, 2025, there were no changes among the 3 levels of hierarchy.

	Parent company
	03.31.25			12.31.24
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Treasury national notes	893,451	-	893,451	859,029	-	859,029
Fair value through profit and loss				-	-
Savings account and overnight	3,610	-	3,610	1,582	-	1,582
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	5,677,370	5,677,370	-	3,545,946	3,545,946
Financial treasury bills	36,077	-	36,077	35,031	-	35,031
Investment funds	22,034	-	22,034	23,177	-	23,177
Trade accounts receivable	-	253,265	253,265	-	266,210	266,210
Derivatives	-	614,646	614,646	-	314,603	314,603
Financial Liabilities				-	-
Fair value through profit and loss				-	-
Derivatives	-	(249,826)	(249,826)	-	(619,182)	(619,182)
Loans and borrowings	-	(6,334,836)	(6,334,836)	-	(6,334,836)	(6,334,836)
	955,172	(39,381)	915,791	918,819	(2,827,259)	(1,908,440)

89

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	03.31.25			12.31.24
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	893,451	-	893,451	859,029	-	859,029
Stocks	14,356	-	14,356	15,481	-	15,481
Fair value through profit and loss				-	-
Savings account and overnight	3,610	-	3,610	1,582	-	1,582
Term deposits	4,851,625	-	4,851,625	4,562,127	-	4,562,127
Bank deposit certificates	-	5,829,327	5,829,327	-	3,716,958	3,716,958
Financial treasury bills	36,077	-	36,077	35,031	-	35,031
Off-shore notes	-	-	-	-	1,501,608	1,501,608
Investment funds	22,034	-	22,034	23,177	-	23,177
Trade accounts receivable	-	253,265	253,265	-	266,210	266,210
Derivatives	-	614,646	614,646	-	314,603	314,603
Other titles	20	-	20	20	-	20
Financial Liabilities				-	-
Fair value through profit and loss				-	-
Derivatives	-	(249,828)	(249,828)	-	(619,182)	(619,182)
Loans and borrowings	-	(6,334,836)	(6,334,836)	-	(6,334,836)	(6,334,836)
	5,821,173	112,574	5,933,747	5,496,447	(1,154,639)	4,341,808

The fair value of financial instruments approximates the carrying value, except in the cases presented below, where bonds are stated based on observable prices in active markets and debentures are measured using discounted cash flows.

		Parent company and Consolidated
			03.31.25		12.31.24
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,389,143)	(3,195,908)	(3,706,212)	(3,351,896)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,765,623)	(3,114,119)	(4,135,792)	(3,262,625)
Debenture - 1st issue	BRL	2026	(573,718)	(538,416)	(550,542)	(520,552)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,795,901)	(2,950,424)	(2,739,446)	(2,897,325)
Debenture - 3rd issue	BRL	2031	(1,167,271)	(1,167,271)	(1,109,135)	(1,109,135)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,088,231)	(1,155,220)	(1,062,066)	(1,139,664)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,858,739)	(1,783,263)	(1,765,547)	(1,780,894)
Parent company			(14,638,626)	(13,904,621)	(15,068,740)	(14,062,091)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,593,667)	(1,574,308)	(1,759,349)	(1,712,346)
Consolidated			(16,232,293)	(15,478,929)	(16,828,089)	(15,774,437)

90

Interim Financial Information, Individual and Consolidated | March 31, 2025

24.	Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts;
»	Semi-processed: production and marketing of in-natura cooked and smoked foods;
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products;
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2025	2024
Net sales	Jan - mar	Jan - mar
Brazil
In-natura	1,979,117	1,585,165
Semiprocessed	577,108	444,185
Processed	4,869,503	4,124,098
Other sales	8,826	8,942
	7,434,554	6,162,390
International
In-natura	6,190,607	5,535,817
Semiprocessed	162,522	123,529
Processed	1,032,935	786,958
Other sales	35,988	38,792
	7,422,052	6,485,096

Other segments	655,415	730,023
	15,512,021	13,377,509

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

91

Interim Financial Information, Individual and Consolidated | March 31, 2025

			Consolidated
	Gross profit		Income (loss) before financial results and income taxes
	2025	2024	2025	2024
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Brazil	2,060,004	1,587,074	866,415	514,696
Margin (%)	27.7%	25.8%	11.7%	8.4%
International	1,860,495	1,463,273	986,162	671,513
Margin (%)	25.1%	22.6%	13.3%	10.4%
Other segments	133,290	173,940	55,082	54,223
Margin (%)	20.3%	23.8%	8.4%	7.4%
Subtotal	4,053,789	3,224,287	1,907,659	1,240,432
Corporate	(1,184)	-	(23,126)	11,863
Total	4,052,605	3,224,287	1,884,533	1,252,295
Margin (%)	26.1%	24.1%	12.1%	9.4%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2025	2024
Corporate	Jan - mar	Jan - mar
Results with sale and disposal of fixed assets and investments	(1,549)	17,654
Reversal/(provision) for tax and civil contingencies	(23,576)	(1,854)
Expenses with demobilization	(310)	(5,367)
Weather events	(1,184)	-
Other	3,493	1,430
	(23,126)	11,863

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales in the period ended March 31, 2025, and 2024.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	03.31.25	12.31.24	03.31.25	12.31.24	03.31.25	12.31.24
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	2,048,555	2,159,259	521,881	549,072	2,570,436	2,708,331
Other segments	457,624	460,505	474,716	474,716	932,340	935,221
	3,657,677	3,771,262	1,979,075	2,006,266	5,636,752	5,777,528

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

92

Interim Financial Information, Individual and Consolidated | March 31, 2025

25.	Net sales
	Parent company		Consolidated
	2025	2024	2025	2024
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Gross sales
Brazil	9,090,375	7,564,995	9,090,375	7,564,995
International	5,442,316	4,225,773	7,845,347	6,800,858
Other segments	546,714	552,834	763,287	866,513
	15,079,405	12,343,602	17,699,009	15,232,366

Sales deductions
Brazil	(1,655,830)	(1,402,605)	(1,655,830)	(1,402,605)
International	(127,285)	(19,133)	(423,295)	(315,762)
Other segments	(56,583)	(54,201)	(107,863)	(136,490)
	(1,839,698)	(1,475,939)	(2,186,988)	(1,854,857)

Net sales
Brazil	7,434,545	6,162,390	7,434,545	6,162,390
International	5,315,031	4,206,640	7,422,052	6,485,096
Other segments	490,131	498,633	655,424	730,023
	13,239,707	10,867,663	15,512,021	13,377,509

93

Interim Financial Information, Individual and Consolidated | March 31, 2025

26.	Expenses by nature

The Company presents the breakdown of some income statement accounts below, according to function and nature:

	Parent company		Consolidated
	2025	2024	2025	2024
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Costs of sales
Raw materials and supplies	(6,701,438)	(5,998,762)	(8,229,281)	(7,213,860)
Salaries and employees benefits	(1,339,555)	(1,207,111)	(1,571,861)	(1,350,598)
Depreciation	(597,073)	(598,732)	(655,628)	(654,160)
Amortization	(22,031)	(27,608)	(46,751)	(53,104)
Other	(897,101)	(813,769)	(955,895)	(881,500)
	(9,557,198)	(8,645,982)	(11,459,416)	(10,153,222)

Operating income (expenses):
Sales
Indirect and direct logistics expenses	(899,269)	(858,789)	(898,854)	(836,582)
Marketing	(145,434)	(153,344)	(200,193)	(200,565)
Salaries and employees benefits	(393,969)	(320,331)	(522,276)	(422,747)
Depreciation	(57,714)	(61,571)	(103,593)	(102,695)
Amortization	(11,545)	(15,854)	(16,189)	(19,956)
Other	(136,873)	(113,878)	(202,866)	(189,273)
	(1,644,804)	(1,523,767)	(1,943,971)	(1,771,818)

Administrative expenses
Salaries and employees benefits	(69,979)	(81,104)	(121,688)	(118,436)
Fees	(19,570)	(19,484)	(19,684)	(19,557)
Depreciation	(6,230)	(6,783)	(11,311)	(11,756)
Amortization	(1,242)	(1,519)	(4,845)	(5,678)
Other	(14,042)	(20,368)	(59,657)	(46,066)
	(111,063)	(129,258)	(217,185)	(201,493)

Impairment loss on trade receivables	(1,001)	(15,920)	(4,751)	(27,218)

Other operating income (expenses), net
Recovery of expenses	6,332	16,071	21,044	15,920
Civil and tax contingencies (assets or liabilities)	(22,376)	(4,405)	(23,577)	(4,744)
Results with sale and disposal of fixed assets and investments	(1,917)	17,715	(1,566)	17,654
Other	6,609	749	129	2,114
	(11,352)	30,130	(3,970)	30,944

The Company incurred a total of expenses with internal research and development of new products of R$14,506 in the Parent Company and in the Consolidated for the period ended March 31, 2025 (R$15,503 in the Parent Company and in the Consolidated for the period ended March 31, 2024).

94

Interim Financial Information, Individual and Consolidated | March 31, 2025

27.	Financial income (expenses)
	Parent company		Consolidated
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Financial income
Interest on cash and cash equivalents	96,510	66,905	268,515	136,912
Income with marketable securities	42,029	20,569	46,465	26,415
Fair value through profit and loss	42,029	20,569	42,030	20,569
Amortized cost	-	-	4,435	5,846
Interest on recoverable taxes	32,995	86,204	37,211	86,322
Interest and financial income on other assets	11,668	23,068	13,657	25,030
	183,202	196,746	365,848	274,679
Financial expenses
Interests on loans and borrowings	(421,358)	(412,094)	(472,181)	(462,205)
Interest with related parties	(85,086)	(93,767)	-	-
Interest on contingencies	(28,933)	(22,658)	(32,657)	(22,659)
Interest on leases	(89,990)	(87,159)	(96,590)	(93,445)
Interest on actuarial liabilities	(7,414)	(6,960)	(12,096)	(13,111)
Taxes on financial income	(8,531)	(9,458)	(9,226)	(10,580)
Adjustment to present value (2)	(216,992)	(199,445)	(197,466)	(182,579)
Other financial expenses	(68,322)	(99,941)	(100,989)	(122,534)
	(926,626)	(931,482)	(921,205)	(907,113)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	647,257	(294,090)	(12,196)	(79,211)
Foreign exchange of derivatives	50,915	74,157	50,847	73,185
Interest and fair value of derivatives	778	(32,671)	846	(33,004)
Net Monetary Gains or Losses (1)	-	-	58,575	133,837
	698,950	(252,604)	98,072	94,807
	(44,474)	(987,340)	(457,285)	(537,627)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable, and the rate used for the period ended March 31, 2025, was 15.27% p.a. (12.01% p.a. for the period ended March 31, 2024).

95

Interim Financial Information, Individual and Consolidated | March 31, 2025

28.	Related parties

The balances of the transactions with related parties are as follows:

								Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable	Trade accounts payable		Other rights		Advances and other liabilities
	03.31.25	12.31.24	12.31.24	03.31.25	12.31.24	03.31.25	12.31.24	03.31.25		12.31.24
AES Brasil	-	-	-	-	(152)	-	-	-		-
Al Khan Foodstuff LLC ("AKF")	94,963	121,815	-	-	-	-	-	-		-
Al-Wafi Al-Takamol International for Foods Products	278,909	329,766	-	-	-	-	-	-		-
Al-Wafi Factory	345,252	273,253	-	-	-	-	-	-		-
Banvit Bandirma Vitaminli	11,484	-	-	-	-	27,484	29,065	-		-
BRF Energia S.A.	-	-	-	(308,121)	(357,870)	-	-	-		-
BRF Foods GmbH	-	170,508	-	-	-	-	-	(289)		-
BRF Foods LLC	-	-	-	-	-	-	-	-		(311)
BRF Global GmbH	513,002	1,665,209	-	(1,192)	(11,104)	-	-	(4,332,406)	(1)	(5,279,524)
BRF Global Company South Africa Proprietary Ltd.	-	-	-	(668)	(3,786)	-	-	-		-
BRF GmbH	-	-	-	-	-	-	-	(1,503,523)	(2)	(1,561,003)
BRF Japan KK	-	-	-	(807)	(2,144)	-	-	-		-
BRF Korea LLC	-	-	-	(175)	(684)	-	-	-		-
BRF Kuwait Food Management Company WLL	14,344	27,951	-	-	-	-	-	-		-
BRF Shanghai Management Consulting Co. Ltd.	-	-	-	(1,218)	(4,717)	-	-	-		-
BRF Singapore Foods PTE Ltd.	-	-	-	(2,685)	(203)	-	-	-		-
Federal Foods LLC	213,300	238,631	-	-	-	-	-	-		-
Federal Foods Qatar	240,180	171,384	-	-	-	-	-	(8)		(9)
Hercosul Alimentos Ltda.	-	20,178	-	-	-	-	446	-		-
Hercosul International S.R.L.	-	83	-	(4,961)	(4,641)	-	-	-		-
Hercosul Sol. Transp. Ltda.	80	-	-	-	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	85,800	76,775	-	-	-	-	-	-		-
Mogiana Alimentos S.A.	38,812	16,343	-	-	-	3,182	517	-		-
Sadia Alimentos S.A.U.	-	-	-	-	-	-	-	(2,582)		(2,535)
Sadia Chile SpA	234,916	188,431	-	-	-	42,538	45,826	(31)		(31)
Sadia Uruguay S.A.	6,965	6,563	-	-	-	-	1,146	(17,789)		(18,624)
Marfrig Global Foods S.A.	8,939	15,044	-	(37,194)	(36,266)	84	582	(229)		(229)
Marfrig Chile S.A.	4,066	3,626	-	-	-	-	-	-		-
Quickfood S.A.	28,132	24,223	-	-	-	-	-	-		-
Dicasold S.A.	3,726	1,659	-	-	-	-	-	-		-
MFG Agropecuária Ltda.	82	-	-	-	-	-	-	-		-
Agropecuária Jacarezinho Ltda.	42	-	-	-	-	-	-	-		-
Fazenda São Marcelo Ltda.	38	-	-	-	-	-	-	-		-
Weston Importers Ltd.	-	-	-	-	-	-	2,177	-		-
Pampeano Alimentos S.A.	105	257	-	(475)	(114)	-	-	-		-
Total	2,123,137	3,351,699	-	(357,496)	(421,681)	73,288	79,759	(5,856,857)	-	(6,862,266)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.

96

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	Accounts receivable		Trade accounts payable		Other rights		Advances and other liabilities
	03.31.25	12.31.24	03.31.25	12.31.24	03.31.25	12.31.24	03.31.25	12.31.24
Marfrig Global Foods S.A.	8,939	16,145	(37,193)	(36,266)	84	582	(229)	(229)
Marfrig Chile S.A.	4,066	3,626	-	-	-	-	-	-
Quickfood S.A.	28,132	24,223	-	-	-	-	-	-
Dicasold S.A.	11,588	1,659	-	-	-	-	-	-
Weston Importers Ltd.	1,483	1,416	(24,580)	(5,587)	3,098	-	-
MFG Agropecuária Ltda.	82	-	-	-	-		-
Agropecuária Jacarezinho Ltda.	42	-	-	-	-		-
Fazenda São Marcelo Ltda.	38	-	-	-	-		-
Pampeano Alimentos S.A.	105	257	(475)	(114)	-	-	-	-
Total	54,475	47,326	(62,248)	(41,967)	3,182	582	(229)	(229)

	Parent company
	Sales		Financial results, net		Purchases		Other operating income (expenses)
	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar
AES Brasil	-	19,893	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	-	(66,304)	-	-
BRF Global GmbH	-	3,680,110	-	(92,693)	-	-	-	-
Hercosul Alimentos Ltda.	-	9,043	-	-	-	-	-	-
Mogiana Alimentos S.A.	-	8,962	-	-	-	-	-	-
Sadia Chile SpA	-	94,997	-	-	-	-	-	-
Sadia Uruguay S.A.	-	13,407	-	(1,030)	-	-	-	-
Marfrig Global Foods S.A.	19,945	15,206	4,756	-	(111,051)	(73,805)	6,702	1,179
Marfrig Chile S.A.	4,085	6,468	-	-	-	-	-	-
Quickfood S.A.	39,130	26,402	-	-	-	-	-	-
Dicasold S.A.	10,354	-	-	-	-	-	-	-
MFG Agropecuária Ltda.	-	-	-	-	-	-	87	-
Agropecuária Jacarezinho	-	-	-	-	-	-	45	54
Fazenda São Marcelo	-	-	-	-	-	-	41	54
Pampeano Alimentos S/A	1,059	-	-	-	(954)	(416)	-	-
Total	74,573	3,874,488	4,756	(93,767)	(112,005)	(140,525)	6,875	1,287
(1)	As of 2024, BRF S.A. began to consider direct sales to some customers abroad.

97

Interim Financial Information, Individual and Consolidated | March 31, 2025

	Consolidated
	Sales		Financial results, net	Purchases		Other operating income (expenses)
	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Marfrig Global Foods S.A.	19,945	15,206	4,756	(111,051)	(73,805)	6,702	1,179
Marfrig Chile S.A.	4,085	7,080	-	-	(382)	-	-
Quickfood S.A.	39,130	26,402	-	-	-	-	-
MFG Agropecuária Ltda.	-	-		-	-	87	54
Agropecuária Jacarezinho	-	-		-	-	45	54
Fazenda São Marcelo	-	-		-	-	41	54
Weston Importers Ltd.	873	551	-	(35,890)	(30,088)	-	-
Dicasold S.A.	23,065	-	-	-	-	-	-
Pampeano Alimentos S.A.	1,059	-	-	(954)	(416)	-	-
Total	88,157	49,239	4,756	(147,895)	(104,691)	6,875	1,341

The Company enters into loan agreements between its controlled subsidiaries to comply with its cash management strategy, respecting market conditions. As of March 31, 2025, the balance of these transactions was R$915,634 (R$1,099,857 as of December 31, 2024).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência in the amount of R$6,859 for the period ended March 31, 2025 (R$28,903 for the period ended December 31, 2024). Additionally, the Company leased properties owned by BRF Previdência, and for the period ended March 31, 2025, the total amount of lease payments was R$5,742 (R$5,869 for the period ended March 31, 2024)

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

28.1	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2025	2024
	Jan - mar	Jan - mar
Salary and profit sharing	21,362	15,404
Short-term benefits (1)	67	40
Private pension	219	186
Termination benefits	741	1,027
Share-based payment	1,975	4,515
	24,364	21,172
(1)	Comprises: medical assistance, educational expenses and others.

Additionally, the executive officers (non-statutory) received, among remuneration and benefits, a total of R$4,024 for the period ended March 31, 2025 (R$3,529 for the period ended March 31, 2024). Furthermore, one Board Member performed executive functions in one of our controlled companies, receiving, among remuneration and benefits, a total of R$382 for the period ended March 31, 2025.

98

Interim Financial Information, Individual and Consolidated | March 31, 2025

29.	Commitments

In the normal course of its business, the Company enters into long-term agreements with third parties, which mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the agreed prices may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations, and generally, the minimum contractually agreed is purchased, and for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On March 31, 2025, firm purchase commitments totaled R$3,781,225 in the Parent Company and R$4,309,464 in the Consolidated (R$4,164,738 in the Parent Company and R$4,523,501 in the Consolidated on December 31, 2024).

30.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the period ended March 31, 2025:

(i)	Capitalized loan interest: for the period ended March 31, 2025, amounted to R$10,972 in the Parent Company and R$11,216 in the Consolidated (R$9,436 in the Parent Company and R$9,823 in the Consolidated for the period ended March 31, 2024).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the period ended March 31, 2025, amounted to R$291,727 in the Parent Company and R$332,656 in the Consolidated (R$310,686 in the Parent Company and R$486,728 in the Consolidated for the period ended March 31, 2024).
31.	Events after the reporting period
31.1	Jeddah Factory/Saudi Arabia

On April 21, 2025, the Board of Directors approved an investment of approximately USD 160,000, equivalent to R$919,840, for the construction of a new processed products factory in Jeddah, Saudi Arabia. The investment will be made by BRF Arabia Holding Company, a subsidiary of the Company and the vehicle for the joint venture with Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund (PIF).

The new factory will have a production capacity of approximately 40,000 tons/year of processed poultry and beef products. The project will allow BRF to increase its local production from 17,000 to up to 57,000 tons per year, capturing the growing demand in the regional market and from global accounts, as well as solidifying its strategic partnership with Saudi Arabia.

31.2	Issuance of debentures

On April 23, 2025, the Company settled its sixth issuance of simple, non-convertible into shares, unsecured debentures, in four series for private placement, in the total amount of R$1,250,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 390th issuance of agribusiness receivables certificates, in four series, backed by agribusiness credit rights arising from the debentures, for public distribution.

99

Interim Financial Information, Individual and Consolidated | March 31, 2025

Issuances costs of R$63,272 are recognized in the Statement of Income over the term of the debt, according to the effective interest rate method.

31.3	Merger of Shares between Marfrig and BRF

On May 15, 2025, the boards of directors of Marfrig Global Foods S.A. (“Company” or “Marfrig”) and BRF S.A. (“BRF” and, together with Marfrig, the “Companies”) approved the execution, between the Companies, of the Plan of Merger of Shares of BRF S.A. by Marfrig Global Foods S.A. (the “Plan of Merger”), which sets forth the terms and conditions applicable to the merger by Marfrig of all shares issued by BRF (other than BRF shares held by Marfrig) as of the Closing Date (as defined below). In exchange, BRF's shareholders (except Marfrig) will receive common shares issued by Marfrig, in accordance with the Share Exchange Ratio (as defined below), thus resulting in the transfer of BRF’s shareholder base to Marfrig (the “Merger of Shares”). The Plan of Merger, the Merger of Shares, and related matters will be submitted for approval by the extraordinary general meetings of the Companies. Following the completion of the Merger of Shares, BRF will become a wholly owned subsidiary of the Company.

 As a result of the Merger of Shares, BRF shareholders (except Marfrig) will receive 0.8521 common shares issued by Marfrig for each one (1) common share issued by BRF held at the completion date of the Merger of Shares, as set forth in the Plan of Merger (“Closing Date” and “Share Exchange Ratio,” respectively). The completion of the Merger of Shares will be subject to the satisfaction (or waiver, as the case may be) of certain conditions set forth in the Plan of Merger and the occurrence of the Closing Date.

 The negotiation and determination of the Share Exchange Ratio considered the distribution of dividends and/or interest on equity in the gross amounts of (i) BRL 3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) BRL 2,500,000,000.00 (two billion, five hundred million reais) by Marfrig, in both cases to be resolved by the Closing Date (inclusive) (together, the “Permitted Distributions”).

The Share Exchange Ratio will be adjusted solely (i) in the event of share splits, reverse share splits, or in-kind share dividends issued by either Company; and/or (ii) pursuant to the methodology set forth in the Plan of Merger. Under the methodology described in the Plan of Merger, any payments made by the Companies in connection with the exercise of withdrawal rights will proportionally reduce the Permitted Distributions by an equivalent amount applied to both Companies.

The Company continues to evaluate the financial and operational impacts arising from the Merger of Shares but emphasizes that it sees significant strategic value added through the Merger of Shares. This transaction is expected to drive the global consolidation of its businesses and strengthen its brands through a robust multi-protein platform, including, among other advantages: (i) bolstering the Companies' presence as leaders in the global food market; (ii) achieving strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; and (iii) enhancing operational scale and diversification, thereby improving resilience and mitigating risks associated with the sector’s seasonality and macroeconomic variables.

100

Interim Financial Information, Individual and Consolidated | March 31, 2025

32.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on May 15, 2025.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Antonio Mathias Nogueira Moreira
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Chief Financial and Investor Relations Officer	Fábio Luis Mendes Mariano
Director Vice-President of Industrial Operations and Logistics	Artemio Listoni
Director Vice-President of Agribusiness and Quality	Fabio Duarte Stumpf
Director Vice-President of Legal Brazil, Tax, People and Compliance	Heraldo Geres
Director Vice-President of International Markets and Planning	Leonardo Campo Dallorto
Director Vice-President of Brazil Commercial	Manoel Reinaldo Manzano Martins Junior
Director Vice-President of Marketing and New Business	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

101

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2025, comprising the balance sheet as of March 31, 2025 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

102

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 16, 2025

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

103

Interim Financial Information, Individual and Consolidated | March 31, 2025

Opinion of the Audit and Integrity Committee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the three-month period ended on March 31, 2025, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, May 15, 2025.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

Member

104

Interim Financial Information, Individual and Consolidated | March 31, 2025

Opinion of Executive Board on the Consolidated Financial Statements and Independent Auditor’s Report

In compliance with the dispositions of article 27, §1, sections V and VI, of the CVM Resolution Nº 80/22, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company’s interim financial information for the fiscal for the three-month period ended on March 31, 2025, and
(ii)	reviewed, discussed and agreed with the opnions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the three-month period ended on March 31, 2025.

São Paulo, May 15, 2025.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

Artemio Listoni

Director Vice-President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Director Vice-President of Agribusiness and Quality

Heraldo Geres

Director Vice-President of Legal Brazil, Tax, People and Compliance

Leonardo Campo Dallorto

Director Vice-President of International Markets and Planning

Manoel Reinaldo Manzano Martins Junior

Director Vice-President of Brazil Commercial

Marcel Sacco

Director Vice-President of Marketing and New Business

105